

2026

COMFORT SYSTEMS USA, INC.

Notice of Annual Meeting of
Stockholders and Proxy Statement



WE BUILD **LEGACIES.**

ANNUAL STOCKHOLDER MEETING

MONDAY, May 18, 2026

11:00 A.M. CENTRAL TIME

THE HOUSTONIAN HOTEL

111 NORTH POST OAK LANE, HOUSTON, TEXAS 77024

We build legacies.

Comfort Systems USA is composed of more than 50 operating companies in approximately 190 locations across the United States. We are a leading building and service provider for mechanical, electrical, and plumbing building systems. Our national footprint provides us the ability to meet your objectives to build and maintain safe, comfortable, and efficient facilities.

Across the United States, companies turn to Comfort Systems USA for our unparalleled expertise in mechanical and electrical services, process piping, modular construction, controls, energy efficiency, and countless other nonresidential building renovation and service needs. We focus on a long-term approach by emphasizing safety and sustainability in everything we do. You can count on Comfort Systems USA to integrate planning, engineering, and implementation to provide you with a customized approach to all your complex building needs.

WE BUILD LEGACIES

WITH OUR

CUSTOMERS

by safely installing and maintaining their most critical building systems

PEOPLE

by providing the tools and paths for individual career achievement

ACQUISITIONS

by preserving and advancing their life's work

OUR VALUES

Be safe.

Be honest.

Be respectful.

Be innovative.

Be collaborative.

Our values define, inform, and guide the way we operate on a daily basis, both within the company and in the communities where we do business.




Comfort Systems USA, Inc.
9753 Katy Freeway, Suite 700
Houston, Texas 77024

Message from
our Chair and CEO

Franklin Myers | **Brian E. Lane** | **April 9, 2026**

To our Stockholders:

You are cordially invited to attend the Annual Meeting of the Stockholders of Comfort Systems USA, Inc., which will be held on Monday, May 18, 2026 at 11:00 a.m. Central Time.

Information about the meeting is presented on the following pages. At this meeting, you are being asked to elect the ten directors nominated by the board to serve until the next annual meeting; to ratify the appointment of Deloitte & Touche LLP, independent auditors, as the Company's auditors for 2026; and to approve, by stockholder non-binding advisory vote, the compensation paid by the Company to its named executive officers, commonly referred to as a "Say on Pay" proposal.

Please read the proxy statement, which presents important information about the Company and each of the items being presented for stockholder vote. Whether or not you intend to be present in person, when you have finished reading the statement, please submit your vote promptly by telephone or internet, which saves the Company money, or by marking, signing, and returning your proxy card in the enclosed envelope so that your shares will be represented.

We hope that many of you will be able to attend the meeting in person. We look forward to seeing you there.

Sincerely yours,

Franklin Myers
Chair of the Board

Brian E. Lane
Chief Executive Officer

April 9, 2026

Whether or not you intend to be present in person, please vote as soon as possible so that your shares will be represented.

Please read the proxy statement, which presents important information about the Company and each of the items being presented for stockholder vote.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 18, 2026.

This proxy statement and the 2025 Annual Report are available at ***http://proxy.comfortsystemsusa.com***.



Monday, May 18, 2026

11:00 a.m. Central Time

The Houstonian
111 North Post Oak Lane
Houston, Texas 77024

NOTICE
of Annual Meeting of Stockholders

NOTICE IS HEREBY GIVEN that the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of Comfort Systems USA, Inc., a Delaware corporation (the "Company"), will be held:

 Monday, May 18, 2026
11:00 a.m. Central Time

 The Houstonian
111 North Post Oak Lane
Houston, Texas 77024

 Stockholders of record at the close of business on March 19, 2026 are entitled to notice of, and to vote at, the Annual Meeting.



By Order of the Board of Directors,

Rachel Eslicker

Rachel Eslicker

Corporate Secretary
Houston, Texas
April 9, 2026

ITEMS OF BUSINESS

1 To elect the following ten (10) directors nominated by the Board of Directors (the "Board") to serve until the 2027 Annual Meeting of Stockholders

- Darcy G. Anderson
- Rhoman J. Hardy
- Brian E. Lane
- Franklin Myers
- Constance E. Skidmore
- Herman E. Bulls
- Gaurav Kapoor
- Pablo G. Mercado
- William J. Sandbrook
- Cindy L. Wallis-Lage

2 To ratify the appointment of Deloitte & Touche LLP, independent auditors, as the Company's auditors for 2026

3 To hold a non-binding advisory vote on the compensation paid by the Company to its named executive officers for 2025 (the "Named Executive Officers"), commonly referred to as a "Say on Pay" proposal

4 To transact any other business that may properly come before the Annual Meeting or any adjournment or postponement thereof

We are not aware of any other business to come before the Annual Meeting. Any action may be taken on any one of the foregoing proposals at the Annual Meeting on the date specified above, or on any date or dates to which the Annual Meeting may be adjourned or postponed. Stockholders of record at the close of business on March 19, 2026 are entitled to notice of, and to vote at, the Annual Meeting. In the event that there are not enough votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the Annual Meeting, the Annual Meeting may be adjourned or postponed in order to permit our further solicitation of proxies.

TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE EITHER FOLLOW THE DIRECTIONS FOR PHONE OR INTERNET VOTING ON YOUR PROXY CARD OR SIGN, DATE, AND RETURN YOUR PROXY AS PROMPTLY AS POSSIBLE. AN ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, IS ENCLOSED FOR THIS PURPOSE.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker, or other intermediary to see which voting methods are available to you.



INTERNET
Visit the website on your proxy card



BY TELEPHONE
Call the telephone number on your proxy card



BY MAIL
Sign, date, and return your proxy card in the enclosed envelope



IN PERSON
Attend the annual meeting in Houston, Texas

Table of Contents

Proxy Summary

2026 Annual Meeting of Stockholders



TIME AND DATE	LOCATION	RECORD DATE
Monday, May 18, 2026 11:00 a.m. Central Time	The Houstonian 111 North Post Oak Lane Houston, Texas 77024	Stockholders of record at the close of business on March 19, 2026 are entitled to notice of, and to vote at, the Annual Meeting





Voting Matters and our Board's Recommendations

	Proposal	Board's Recommendation	See Page
1	Election of the ten director nominees for a one-year term	**FOR** each director nominee	14
2	Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026	**FOR**	29
3	Advisory vote to approve the compensation of the Company's Named Executive Officers	**FOR**	30

In addition to these matters, stockholders may be asked to vote on such other business as may properly come before our 2026 annual meeting of stockholders.

How to Vote

Stockholders of Record

Have your proxy card available and follow the instructions.

Method	Instructions
By Telephone	Call toll-free 1-800-PROXIES (1-800-776-9437) in the U.S. or 1-201-299-4446 from outside the country
By Internet	Visit, 24/7, www.voteproxy.com
By Mail	Complete, date, and sign your proxy card and send by mail in the enclosed postage-paid envelope
By Mobile Device	Scan the QR code

Beneficial Owners

If you are a beneficial owner and your shares are held by a bank, broker, or other intermediary, you should follow the instructions provided to you by that firm. Although most banks and brokers now offer voting by mail, telephone, and on the internet, availability and specific procedures will depend on their voting arrangements.

The deadline to vote by phone or by internet is 10:59 p.m. Central Time on May 17, 2026. If you vote by phone or electronically, you do not need to return a proxy card.

Governance Overview

Director Nominees

Name & Principal Occupation	Age	Director Since	Independent	Other Current Public Company Boards	Audit	Committee Membership	
						Compensation & Human Capital	Nominating, Governance, & Sustainability
DARCY G. ANDERSON Vice Chairman, Hillwood Management	69	2008	✓	0	● 🔲	●	
HERMAN E. BULLS Vice Chairman, Americas and International Director, JLL	70	2001	✓	2			●
RHOMAN J. HARDY Former Sr. Vice President, Shell USA, Inc.	57	2023	✓	1		●	●
GAURAV KAPOOR Chief Financial & Operations Officer, AECOM	48	2024	✓	0	● 🔲		
BRIAN E. LANE CEO, Comfort Systems USA	69	2010		1			
PABLO G. MERCADO CFO, S&S Activewear	49	2018	✓	0	★ 🔲	●	
FRANKLIN MYERS CEO, HF Sinclair CHAIR OF THE BOARD SINCE 2014	73	2005	✓	1	● 🔲		
WILLIAM J. SANDBROOK Executive Chairman, Andretti Acquisition Corp. II	68	2018	✓	2		●	●
CONSTANCE E. SKIDMORE Former Managing Partner and Board Member, PwC	74	2012	✓	1	● 🔲	★	
CINDY L. WALLIS-LAGE Former Executive Director, Sustainability & Resilience, Black & Veatch	63	2021	✓	1			★

★ *Committee chair*   ● *Committee member*   🔲 *Audit Committee financial expert*

Snapshot of Director Nominees



INDEPENDENCE

90%
1
9

DIVERSITY

60%
2 — 2 female directors
4 — 4 racially/ethnically diverse directors (self-identified as African American, Asian and Hispanic or Latinx)
4

AGE

avg 64 yrs
40s — 2
50s — 1
70s — 3
60s — 4

TENURE

avg 12 yrs
<5 years — 3 — 3 new directors added since spring 2021
5-10 years — 2
>10 years — 5

Board Qualifications Matrix



Qualification	Count
Senior Leadership Experience	10
Other Public Company Board Experience	7
Finance / Accounting Experience	7
Commercial Building / Industrial Construction / Service Experience	7
Marketing / Business Development / M&A Experience	10
Human Capital Management / Compensation Experience	7
Technology / Cybersecurity / Innovation Experience	5
Legal / Compliance Experience	2
Corporate Governance Experience	10
Diversity*	6

* 2 female directors and 4 directors who self-identify as racially / ethnically diverse

Our Governance Practices

CORPORATE GOVERNANCE HIGHLIGHTS

✓ 9 of our 10 continuing directors are independent	✓ Active oversight of strategic and risk management issues
✓ All committees are solely comprised of independent board members	✓ Stock ownership guidelines for directors and executives
✓ Annual elections of the Board	✓ Annual review and succession planning
✓ Our Board balances fresh thinking and new perspectives with institutional knowledge and stability	✓ No overboarding
✓ Annual Board self-evaluations to evaluate performance and effectiveness	✓ Focus on creating long-term value for our stockholders
✓ Regular investor outreach and engagement to discuss our performance, governance policies, and other topics: during 2025, executive officers held more than 230 meetings, including those held during the course of 14 investor conferences and 12 roadshows	✓ New director orientation and ongoing education
✓ Policy to address the resignation of a director nominee who receives more votes "withheld" than votes "for" his or her election in an uncontested election	✓ Mandatory retirement policy following a director's 75th birthday

Sustainability and Corporate Responsibility

Our commitment to sustainability

Everyone at Comfort Systems USA shares a responsibility for doing business ethically and in a sustainable manner, preserving our good name. We ensure that this responsibility applies at every level in our organization, and everyone, from corporate officers to members of our Board of Directors to our field personnel, is responsible for overseeing these efforts. We are committed to promoting sustainable business practices.



INDUSTRY COMPLIANCE

9 CERTIFICATIONS
- LEED® Accredited
- Six Sigma Methodology
- Refrigerant Handling
- Medical Certification
- ASSE 6010 Certified Medical Gas Installers
- Certified Cross Connection Control Testers
- ASME and NB Accredited
- ASHE Healthcare Construction
- Certificate — National Environmental Balancing Bureau

OSHA COMPLIANCE

0.93 OSHA Recordable Rate



SAFETY

We focus on company-wide accident prevention, not just OSHA compliance. We believe safety has more to do with what is in the minds of our workers and the hearts of our management. Our employees receive comprehensive training and certification in OSHA 10-Hour Safety. Managers and supervisors receive OSHA 30-hour safety training. We also provide our employees with the safety equipment they need to perform their work. Our Think 5 x 5 initiative increases worker awareness and enhances the company culture to "Safely take 5 seconds and 5 steps back" to think about their surroundings and work area to make sure it is a safe environment. We strictly adhere to all federal, state, and local regulations.



HUMAN CAPITAL

We provide opportunities for personal and professional growth and development and invest in leadership training, mentoring, and succession planning initiatives to equip our future leaders for generations to come.

We have created in-house training courses specific to leadership, communication, relationship management, diversity and inclusion, ethics and conduct in the workplace, and many more key competencies for our employees' development.



ENVIRONMENT

We believe that the work we perform to optimize and upgrade systems and to enable wise controls allows our customers to reduce their energy use, which in turn reduces our nation's carbon footprint. Our emphasis on environmental stewardship and improving productivity drives our effort to become more energy efficient.

We strive to minimize our environmental impacts through Board oversight, regulatory compliance, ongoing improvement investments, local specialists, and community group involvement. Our Board supplies high-level oversight of our corporate sustainability performance and material sustainability issues, as applicable, through the Nominating, Governance, and Sustainability Committee, which reviews and advises on updates from our internal Sustainability Committee, made up of a diverse set of corporate leadership, on at least a bi-annual basis.



CONTINUOUS IMPROVEMENT

We have invested in the experts, training, and internal and external knowledge transfer to ensure that we are properly scaling, achieving true buildability, and fundamentally and continuously improving our design capabilities to meet our customers' evolving requirements.

We are improving productivity by increasing use of innovative techniques in prefabrication, project design, and planning, as well as in coordination and production methods. Our investments in design and building information modeling enable us to collaborate with our customers to achieve reliable and energy efficient construction outcomes and to eliminate unnecessary waste. We work to identify, develop, and implement new materials, products, and methods that can achieve greater productivity and more efficient and sustainable outcomes.



OUR COMMUNITIES

We believe in making a positive difference in people's lives and maintaining the health and welfare of the communities where we live and work.

We promote, encourage, and support a diverse range of corporate social responsibility activities. Our employees' involvement in the many initiatives we support is integral to the success of our impact in the communities where we operate.



DIVERSITY AND INCLUSION

We are an equal opportunity employer, and we welcome and celebrate our teams' differences, experiences, and beliefs. We expect all employees to be treated with dignity and respect in an environment free from discrimination and harassment regardless of race, color, religion, sex, sexual orientation, gender identity or expression, national origin, age, disability, veteran status, genetic information, or any other protected class. Supporting our employees and representing the communities we serve are important to our leadership team. Diversity and inclusion is a competitive advantage that helps drive growth and innovation. The Compensation and Human Capital Committee of our Board of Directors provides oversight on our diversity and inclusion strategy.

Overview of Audit Matters

The Audit Committee has re-appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026.

Stockholder Engagement and Compensation Overview

Stockholder Engagement

Throughout the year, we meet regularly with investors and actively seek their input on topics related to our performance and our compensation and governance policies, as well as a wide variety of other topics on which they may have feedback, so that we may address any questions or concerns of our stockholders. We value our stockholders' input and welcome feedback through our ongoing engagement practices. Our stockholders are generally supportive of our executive compensation program, which is summarized below, as evidenced by our historically high levels of support for say-on-pay proposals.

2025 Outreach

230+ meetings

Including those held at
14 investor conferences and 12 roadshows

HISTORICAL SAY-ON-PAY APPROVAL



98.3% 98.0% 97.3% 95.4% 95.0%
2021   2022   2023   2024   2025

≥95%

Compensation Objectives

- Provide competitive total compensation consistent with job scope, experience, and related skills
- Link bonus opportunities to the Company's performance
- Grant equity compensation at competitive levels, a significant portion of which is performance-based

- Avoid unnecessary and imprudent risks
- Attract and motivate talented executive officers and minimize turnover of senior-level Company employees, which contributes to the stability and continuity of senior leadership

Compensation Highlights



COMPENSATION PRACTICES

✓ A majority of each executive officer's compensation is at-risk (i.e., variable and not fixed).*	✓ Executive officers and directors are subject to stock ownership requirements.
✓ A majority of each executive officer's compensation is tied to the Company's financial performance and/or stock price.*	✓ The Company has adopted a compensation clawback policy and an anti-hedging/pledging policy that apply to all executive officers.
✓ 50% of each executive officer's equity awards are subject to the Company achieving specific performance goals over a 3-year time horizon.*	✓ The Compensation and Human Capital Committee and management routinely engage with independent third parties, including an independent compensation consultant and the Company's stockholders, to advise and provide feedback on executive compensation matters.

* Assuming target performance is achieved, when applicable, and based on grant date values of annual equity awards.

Pay-For-Performance

Total Target Compensation Mix

Chief Executive Officer



14% Base Salary
17% Annual Incentive Plan
34% RSU Awards
34% PSU Awards
86% Variable Pay

Average of Other Named Executive Officers




24% RSU Awards
28% Base Salary
24% PSU Awards
25% Annual Incentive Plan
72% Variable Pay

General Meeting Information



TIME AND DATE

Monday, May 18, 2026
11:00 a.m. Central Time



LOCATION

The Houstonian
111 North Post Oak Lane
Houston, Texas 77024



RECORD DATE

Stockholders of record at the close of business on March 19, 2026 are entitled to notice of, and to vote at, the Annual Meeting.

Why am I receiving this Proxy Statement?

The enclosed proxy is solicited by the Board of Directors (the "Board") of Comfort Systems USA, Inc. (the "Company") for the 2026 Annual Meeting of Stockholders (the "Annual Meeting"), to be voted at the Annual Meeting. This proxy statement and the enclosed proxy are first being provided to stockholders on or about April 9, 2026.

When and where is the 2026 Annual Meeting of Stockholders?

The Annual Meeting will be held at The Houstonian, 111 North Post Oak Lane, Houston, Texas 77024, at 11:00 a.m. Central Time on Monday, May 18, 2026, and at any reconvened meetings after any adjournments or postponements thereof.

Who can vote?

The holders of record of shares of the Company's common stock, $.01 par value per share ("Common Stock"), at the close of business on March 19, 2026 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting.

How do I vote?

If you are a record stockholder, you may vote in person at the Annual Meeting or by proxy. You may submit your vote by proxy by providing your voting instructions by internet or telephone or by signing, dating, and returning a proxy card. The instructions for each method of voting are on the proxy card. If you wish to vote in person at the meeting, be sure to bring a form of personal picture identification with you.

What are the voting rights of holders of Common Stock?

Each share of Common Stock is entitled to one vote on each matter before the Annual Meeting.

What are my voting choices and what is the required vote?

By giving us your proxy, you authorize the persons named on the proxy card to vote your shares in the manner you indicate at the Annual Meeting or at any adjournments or postponements thereof.

Proposal	Voting Choices	Board Recommendation	Voting Details and Applicable Policies	Withholding, Abstaining, and Broker Non-Votes
1 Election of Directors In the vote on the election of director nominees nominated by the Board of Directors to serve until the 2027 Annual Meeting, stockholders may:	• Vote for all nominees • Withhold authority from the proxy holders to vote for all nominees • Vote for all nominees except those specified	✓ **FOR all** nominees	The Board recommends a vote FOR all nominees. If a quorum is present, the ten nominees for election as directors receiving the greatest number of votes properly cast at the Annual Meeting, or at any adjournments or postponements thereof, will be elected. The Company has a policy to address the resignation of an incumbent director who receives more votes "withheld" than votes "for" his or her election. See the subsection titled "Director Resignation Policy" below.	Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Broker non-votes will be counted toward a quorum, but will not be taken into account in determining the outcome of the election.
2 Ratification of Auditors In the vote on whether to ratify the selection of Deloitte & Touche LLP as independent auditors for the Company for the year ending December 31, 2026, stockholders may:	• Vote for ratification • Vote against ratification • Abstain from voting on ratification	✓ **FOR**	The Board recommends a vote FOR ratification. If the stockholders do not ratify the selection, the Audit Committee will reconsider whether to retain Deloitte & Touche LLP, but still may retain them. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders. The affirmative vote of a majority of the votes cast by stockholders represented at the Annual Meeting and entitled to vote on this proposal will be required to ratify the appointment of the independent auditors.	Abstentions will be counted toward a quorum, but will not be taken into account in determining the outcome of this vote.
3 "Say on Pay" Vote In the non-binding advisory vote on whether to approve the compensation paid by the Company to its named executive officers, stockholders may:	• Vote for approval • Vote against approval • Abstain from voting on the approval	✓ **FOR**	The Board recommends a vote FOR approval. The affirmative vote of a majority of the votes cast by stockholders represented at the Annual Meeting and entitled to vote on this proposal will constitute the stockholders' non-binding approval with respect to the Company's executive compensation program. The Board and the Compensation and Human Capital Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation.	Abstentions and broker non-votes will be counted toward a quorum, but will not be taken into account in determining the outcome of this vote.

What constitutes a quorum?

A quorum is the minimum number of shares required to hold a meeting. Consistent with Delaware law and the Company's Bylaws, the holders of a majority in number of the total outstanding shares of stock of the Company entitled to vote at the meeting, present in person or represented by proxy, constitutes a quorum as to that matter. As of the Record Date, 35,183,967 shares of Common Stock, representing the same number of votes, were outstanding. Therefore, the presence of holders of Common Stock representing at least 17,591,984 votes will be required to establish a quorum.

What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in street name?

If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company (formerly American Stock Transfer & Trust Company), you are considered the stockholder of record with respect to those shares, and the accompanying Notice of Annual Meeting was sent directly to you by the Company.

If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice of Annual Meeting was forwarded to you by your bank, broker, or other intermediary. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account.

What happens if I do not give specific voting instructions?

If you are a stockholder of record and you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares FOR the nominees listed in Proposal 1, FOR the ratification of the appointment of Deloitte & Touche LLP as the Company's auditors for 2026 in Proposal 2, and FOR approval with respect to the Company's executive compensation program in Proposal 3.

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under New York Stock Exchange ("NYSE") rules, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters (including uncontested director elections and "Say on Pay"). If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter (including uncontested director elections and "Say on Pay"), the organization that holds your shares will inform our election inspectors that it does not have the authority to vote on this matter with respect to your shares and your shares will not be voted. This is generally referred to as a "broker non-vote." When our election inspectors tabulate the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present but will not otherwise be counted. We encourage you to provide voting instructions to the organization that holds your shares.

Can I change my vote after I return my proxy card?

Yes. A proxy may be revoked by a record stockholder at any time before it is voted by (i) returning to the Company another properly signed proxy bearing a later date, (ii) delivering a written revocation to the Secretary of the Company no later than the close of business on May 17, 2026, or (iii) attending the Annual Meeting, or any adjourned session thereof, and voting the shares covered by the proxy in person. If your stock is held in street name, you must follow the instructions of the broker, bank, or nominee as to how to change your vote.

Who pays to prepare, mail, and solicit the proxies?

The Company will pay the expense of soliciting proxies. In addition to the solicitation of proxies by use of the mails, the Company may use the services of its officers, directors, and regular employees as well as brokerage houses and other stockholders to solicit proxies personally and by mail, telephone, or email communication. The Company will reimburse brokers and other persons for their reasonable charges and expenses in forwarding soliciting materials to their principals. Officers and employees of the Company will receive no compensation in addition to their regular salaries to solicit proxies.

Who tabulates the votes?

Votes cast by proxy or in person at the Annual Meeting will be counted by two people appointed by the Company to act as election inspectors for the Annual Meeting.

Could other matters be decided at the Annual Meeting?

We do not know of any matters that may be properly presented for action at the Annual Meeting other than Proposals 1, 2, and 3. If other business does properly come before the Annual Meeting, the persons named in the proxy intend to act on those matters as they deem advisable. With respect to shares held in street name, the nominee may vote on those matters, subject to the NYSE's rules on the exercise of discretionary authority.

What happens if the Annual Meeting is postponed or adjourned?

Your proxy may be voted at the postponed or adjourned Annual Meeting. You will still be able to change your proxy until it is voted.

How can I find the Company's governance documents, such as its corporate Governance Standards, Director Independence Guidelines, Code of Conduct, and Board committee charters?

All these documents can be found on our website at ***http://investors.comfortsystemsusa.com*** under the "Governance" tab. Please note that documents and information on our website are not incorporated into this proxy statement by reference. These documents are also available in print by writing to the Office of the General Counsel, 9753 Katy Freeway, Suite 700, Houston, Texas 77024.

How can I receive a copy of the Annual Report?

The Annual Report to Stockholders, which includes the Company's Annual Report on Form 10-K for the year ended December 31, 2025, accompanies this proxy statement and may also be accessed through our website—***http://investors.comfortsystemsusa.com***.

Where can I find the voting results of the Annual Meeting?

We plan to announce the preliminary voting results at the Annual Meeting and to publish the final results in a current report on Form 8-K, which we will file with the United States Securities and Exchange Commission (the "SEC") and make available on our website—***http://investors.comfortsystemsusa.com***.

When and where will a list of stockholders be available?

A list of stockholders of record will be available for examination at the Company's headquarters during ordinary business hours for the ten days prior to the Annual Meeting.

PROPOSAL 1

Election of Directors

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE **FOR** THE ELECTION OF THE TEN DIRECTOR NOMINEES.

Board of Directors

Ten directors will be elected at the Annual Meeting to serve for a one-year term expiring at the Annual Meeting of Stockholders expected to be held in May 2027.

The nominees for election at the Annual Meeting are:

- Darcy G. Anderson
- Herman E. Bulls
- Rhoman J. Hardy
- Gaurav Kapoor
- Brian E. Lane
- Pablo G. Mercado
- Franklin Myers
- William J. Sandbrook
- Constance E. Skidmore
- Cindy L. Wallis-Lage

(each a “Nominee” and collectively the “Nominees”).

If elected, each Nominee has agreed to serve for a term of one year expiring at the 2027 Annual Meeting of Stockholders. It is expected that all the Nominees will be able to serve, but if any Nominee is unable to serve, the proxies reserve discretion to vote, or refrain from voting, for a substitute nominee.

Information with Respect to Nominees for Director

Key Information About Our Nominees

					Committee Membership		
Name	Primary (or Former) Occupation	Age	Director Since	Independent	Audit	Compensation and Human Capital	Nominating, Governance, and Sustainability
Darcy G. Anderson	Vice Chairman of Hillwood Management	69	2008	✓	● 🖩	●	
Herman E. Bulls	Vice Chairman, Americas and International Director of JLL	70	2001	✓			●
Rhoman J. Hardy	Former Senior Vice President of Shell USA, Inc.	57	2023	✓		●	●
Gaurav Kapoor	Chief Financial & Operations Officer of AECOM	48	2024	✓	● 🖩		
Brian E. Lane	CEO of Comfort Systems USA	69	2010				
Pablo G. Mercado	CFO of S&S Activewear	49	2018	✓	★ 🖩	●	
Franklin Myers ✪	CEO of HF Sinclair	73	2005	✓	● 🖩		
William J. Sandbrook	Executive Chairman of Andretti Acquisition Corp. II	68	2018	✓		●	●
Constance E. Skidmore	Former Managing Partner and Board Member of PwC	74	2012	✓	● 🖩	★	
Cindy L. Wallis-Lage	Former Executive Director, Sustainability & Resilience of Black & Veatch	63	2021	✓			★

✪ *Board Chair* ★ *Committee chair* ● *Committee Member* 🖩 *Audit Committee financial expert*



On March 24, 2025, the Board appointed Darcy G. Anderson to serve as Vice Chair of the Board, effective following the Annual Meeting.

Set forth below are the names, ages as of March 31, 2026, and principal occupations for at least the past five years of each of the Nominees and the names of any other public companies on which each is currently serving, or has served in the past five years, as a director:



DARCY G. ANDERSON	
Age 69 Director **Independent**	**Committees:** • Audit • Compensation and Human Capital

Darcy G. Anderson has served as a Director of the Company since March 2008. Since April 2009, Mr. Anderson has served as Vice Chairman of Hillwood Management, a real estate, oil and gas, and investments company. From November 2000 until April 2009, Mr. Anderson served as Chief People Officer and Vice President for Perot Systems Corporation, an information technology services and consulting firm. Prior to joining Perot Systems, Mr. Anderson held various positions at Hillwood Development Corporation beginning in 1987, including Senior Vice President for Corporate Affairs and Chief Operating Officer. Mr. Anderson also served as president of Hillwood Urban, overseeing all of the operations and development for the company's Victory project and the new American Airlines Center in downtown Dallas. He also served in various leadership roles for the Perot '92 Presidential Campaign. Mr. Anderson joined Electronic Data Systems (EDS) in 1983 working in recruiting management. Prior to his employment with EDS, Mr. Anderson completed five years of active duty in the United States Army Corp of Engineers. He is the Chairman of the Dallas Regional Chamber of Commerce. He served as a Civilian Aide to the Secretary of the Army representing North Texas from 2020 to 2025. Mr. Anderson is a graduate of the United States Military Academy at West Point.

Mr. Anderson has significant experience and knowledge of real estate development, human resources and leadership development practices, energy efficiency, corporate facilities management, and information technology services.



HERMAN E. BULLS	
Age 70 Director **Independent**	**Committees:** • Nominating, Governance, and Sustainability

Herman E. Bulls has served as a Director of the Company since February 2001. Mr. Bulls serves as Vice Chairman, Americas and International Director of JLL, an international full-service real estate firm. He is the founder of JLL's Public Institutions division and served as Chairman and Chief Executive Officer from January 2002 until January 2014. From September 2000 until August 2001, Mr. Bulls served as Executive Vice President and Chief Operating Officer of one of the nation's largest Fannie Mae multifamily lenders. From March 1998 to September 2000, Mr. Bulls was a Managing Director for JLL. From 1989 until 1998, he held several positions with the predecessor organization, LaSalle Partners. Prior to his employment with JLL, he served over eleven years of active duty service with the United States Army. Mr. Bulls was the Co-Founder, President, and Chief Executive Officer of Bulls Capital Partners, a commercial mortgage firm. He sold the firm to a Wall Street entity in 2010. Mr. Bulls retired as a Colonel from the Army Reserve. Mr. Bulls is a member of the Board of Directors of the West Point Association of Graduates, serves as a member of the Real Estate Advisory Committee for New York State Teachers' Retirement System, and serves on the Board of Directors of Host Hotels, EMS, and Fluence Energy, where he serves as Chairman of the board. Mr. Bulls also currently serves on the Board of Governors for the American Red Cross, and the Military Bowl Foundation (emeritus). Mr. Bulls previously served on the Board of Directors of American Campus Communities from January 2021 to August 2022, when the firm was purchased by Blackstone, Computer Sciences Corporation (CSC) from 2015 to 2017, Exelis Inc. from 2011 until its 2015 merger with Harris Corporation, Tyco International from 2014 until its 2016 merger with Johnson Controls International PLC and Rasmussen College until its sale to a private equity partner. Mr. Bulls is a graduate of the United States Military Academy at West Point and of the Harvard Business School.

Mr. Bulls has decades of real estate and finance experience with a particular knowledge of team-building, marketing, and strategic development. Additionally, he is a seasoned director with vast governance experience with public, private, and not-for-profit organizations.



RHOMAN J. HARDY

Age 57	Committees:
Director	• Compensation and Human Capital
Independent	• Nominating, Governance, and Sustainability

Rhoman J. Hardy has served as a Director of the Company since October 2023. Mr. Hardy founded HardLine Consulting LLC in July 2022, providing expertise in strategy and leadership to companies focused on energy, technical services, and infrastructure. Prior to then, he served in various leadership positions with Shell USA, Inc., having most recently served as Senior Vice President, Shell Chemicals and Products, for the U.S. Gulf Coast from December 2018 until his retirement in May 2022 and General Manager, Shell Geismar Chemical Site, from June 2015 to December 2018. Mr. Hardy first joined Shell in 1988. Mr. Hardy is a Director with HF Sinclair. Mr. Hardy also serves on the board of the following non-profit organizations: Baton Rouge Area Foundation, Baton Rouge General Hospital System and Louisiana State University Foundation. He is a graduate of Louisiana State University with a B.S. in Electrical Engineering and Rice University with an Executive MBA.

Mr. Hardy has a background in engineering and offers extensive technical and operational expertise as well as experience in executive management and service as a director on a public company board. Mr. Hardy was recommended by a non-management director as nominee for director.



GAURAV KAPOOR

Age 48	Committees:
Director	• Audit
Independent	

Gaurav Kapoor has served as a Director of the Company since August 2024. Mr. Kapoor is the Chief Financial & Operations Officer at AECOM (NYSE:ACM), a leading global infrastructure consulting firm delivering professional services throughout the project lifecycle. In this position, Mr. Kapoor oversees the company's global operations and finances—including regional operations, financial planning and analysis, financial reporting, global shared services, internal audits, tax, treasury, and global real estate. He is also a member of AECOM's Executive Leadership Team. Mr. Kapoor has extensive financial leadership experience at AECOM, having served as Chief Accounting Officer and Global Controller since December 2016 and Treasurer since October 2019.

He previously served in leadership roles at AECOM as Senior Vice President, Financial Planning & Analysis from January 2016 to December 2016 and Senior Vice President, Project Delivery, at Americas Design Consulting Services from May 2015 to January 2016. Prior to joining AECOM in May 2015, Mr. Kapoor spent 15 years at Ernst & Young LLP, where he was an audit partner and held various leadership roles. He is a graduate of California State University-Fullerton with a B.B.A.

Mr. Kapoor has extensive public company finance and accounting experience and a deep understanding of executive management and corporate strategy. Mr. Kapoor was recommended to the Nominating, Governance, and Sustainability Committee of the Board by a third-party search firm.



BRIAN E. LANE

Age 69	Committees:
Director and Chief Executive Officer	• Not applicable

Brian E. Lane has served as Chief Executive Officer since December 2011 and as a Director since November 2010. Mr. Lane served as President from December 2011 to December 2025 and as President and Chief Operating Officer from March 2010 until December 2011. Mr. Lane joined the Company in October 2003 and served as Vice President and then Senior Vice President for Region One of the Company until he was named Executive Vice President and Chief Operating Officer in January 2009. Prior to joining the Company, Mr. Lane spent fifteen years at Halliburton, the global service and equipment company devoted to energy, industrial, and government customers. During his tenure at Halliburton, he held various positions in business development, strategy, and project initiatives. He departed as the Regional Director of Europe and Africa. Mr. Lane's additional experience included serving as a Regional Director of Capstone Turbine Corporation, a distributed power manufacturer. He also was a Vice President of Kvaerner, an international engineering and construction company where he focused on the chemical industry. Mr. Lane is a member of the Board of Directors of Main Street Capital Corporation and previously served as a member of the Board of Directors of Griffin Dewatering Corporation. Mr. Lane earned a Bachelor of Science in Chemistry from the University of Notre Dame and his MBA from Boston College.

Mr. Lane has more than forty years of experience in the construction and engineering industries. As the Company's Chief Executive Officer, Mr. Lane provides the Board a valuable perspective on the Company's day-to-day operations and on current trends and developments in the industry.



PABLO G. MERCADO

Age 49	Committees:
Director	• Audit
Independent	• Compensation and Human Capital

Pablo G. Mercado has served as a Director of the Company since November 2018. Mr. Mercado has served as Chief Financial Officer of S&S Activewear, a leading apparel distributor, since November 2024. Previously, Mr. Mercado served as Executive Vice President and Chief Financial Officer of Lithium Americas Corp., a lithium development company, from April 2023 to November 2024. Prior to that, he served as Executive Vice President and Chief Financial Officer of EnLink Midstream, LLC, a midstream energy services company, from July 2020 to December 2022 and as Senior Vice President and Chief Financial Officer of Forum Energy Technologies, Inc. ("Forum Energy"), a global oilfield products company, from March 2018 to July 2020. Mr. Mercado also previously held various finance and corporate development positions at Forum Energy since joining in November 2011, including Senior Vice President, Finance from June 2017 to March 2018 and Vice President, Operations Finance from August 2015 to June 2017. Prior to Forum Energy, Mr. Mercado was an investment banker with the Oil and Gas Group of Credit Suisse Securities (USA) LLC where he worked with clients in the energy industry from 2005 to 2011. Between 1998 and 2005, Mr. Mercado was an investment banker at UBS Investment Bank and Bank of America. Mr. Mercado holds a B.B.A. from the Cox School of Business, a B.A. in Economics from the Dedman College at Southern Methodist University, and an M.B.A. from The University of Chicago Booth School of Business.

Mr. Mercado has extensive public and private company finance and accounting experience, and he has significant experience in corporate strategy, operations, corporate governance and executive compensation.



FRANKLIN MYERS

Age 73	Committees:
Director and Board Chair	• Audit
Independent	

Franklin Myers has served as a Director of the Company since May 2005 and as Chair of the Board since May 2014. From February 2013 to March 2026, Mr. Myers served as an Operating Partner of Quantum Energy Partners, a private equity firm. From April 2008 until March 2009, Mr. Myers served as Senior Advisor to Cameron International Corporation, a global provider to the oil & gas and process industries. Mr. Myers served as the Senior Vice President of Finance and Chief Financial Officer of Cameron International Corporation from 2003 to 2008. From 1995 to 2003, Mr. Myers served at various times as Senior Vice President and President of a division within Cameron as well as General Counsel and Secretary. Prior to joining Cameron in 1995, Mr. Myers served as Senior Vice President and General Counsel of Baker Hughes Incorporated, and an attorney and partner at the law firm of Fulbright & Jaworski, now known as Norton Rose Fulbright. Mr. Myers currently serves as Chief Executive Officer and Chairman of the Board of Directors of HF Sinclair Corporation, and Mr. Myers also serves on the boards of three small private manufacturing companies. Mr. Myers served on the Board of Directors of Seahawk Drilling Company from 2009 until 2011; Frontier Oil Corporation—a predecessor of HF Sinclair Corporation—from 2009 until its 2011 merger with Holly Corporation; HollyFrontier Corporation from 2011 until its merger with HF Sinclair in 2022 where he is still a director and Chair of the Board; Ion Geophysical Corporation from 2001 to 2019; Forum Energy Technologies from 2011 until March 2018; and NCS Multistage from 2017 to 2020. Mr. Myers holds a Bachelor of Science, Industrial Engineering, from Mississippi State University and a J.D. degree from the University of Mississippi.

Mr. Myers has several decades of public company experience, with a particular knowledge of operations, financial management, and legal affairs. Additionally, Mr. Myers has significant experience serving on other public company boards and has served as an adjunct professor at the University of Texas School of Law where he taught a course on mergers and acquisitions.



WILLIAM J. SANDBROOK

Age 68	Committees:
Director	• Compensation and Human Capital
Independent	• Nominating, Governance, and Sustainability

William J. Sandbrook has served as a Director of the Company since April 2018. Mr. Sandbrook has served as Executive Chairman and Chairman of the Board of Andretti Acquisition Corp. II, a special purpose acquisition company formed for the purpose of effecting a business combination, since September 2024. Mr. Sandbrook served as Chairman and Co-CEO of Andretti Acquisition Corp. from January 2022 until April 2024. From August 2011 until his retirement in April 2020, Mr. Sandbrook served as President and Chief Executive Officer of U.S. Concrete, Inc., a company specializing in concrete and heavy construction aggregates, and as the Chairman of the Board from May 2018 until April 2020. From June 2008 until August 2011, Mr. Sandbrook was Chief Executive Officer of Oldcastle Inc.'s Products and Distribution Group. From 2006 to June 2008, Mr. Sandbrook was Chief Executive Officer of Oldcastle Architectural Product's group responsible for Oldcastle's U.S. and Canadian Operations, as well as CRH plc's business in South America. From 2003 to 2006, Mr. Sandbrook served as President of Oldcastle Materials West Division. From 1995 to 2002, Mr. Sandbrook served as President and Chief Executive Officer of Tilcon New York, and as Vice President from 1992 to 1995. Prior to 1992, Mr. Sandbrook spent thirteen years in the U.S. Army. In recognition of his efforts at Ground Zero after the September 11th bombing of the World Trade Center, Mr. Sandbrook was named the Rockland County, New York 2002 Business Leader of the Year, the Dominican College 2002 Man of the Year, and the American Red Cross 2003 Man of the Year for Southern New York. In 2017, Mr. Sandbrook was awarded the Lifetime Achievement Award by the New Jersey Concrete and Aggregate Association. In March of 2018, he was awarded the William B. Allen Award from the National Ready Mixed Concrete Association in recognition of his lifetime commitment to the concrete industry. Also in March of 2018, Mr. Sandbrook was inducted into the Pit and Quarry Magazine's Hall of Fame. From March 2019 through March 2020, Mr. Sandbrook held the position of Chairman of the National Ready Mix Concrete Association. In June, 2023, he was appointed to the board of Knife River Corporation. Mr. Sandbrook is a registered Professional Engineer and holds an MBA from Wharton, a Master of Science in Systems Engineering from the University of Pennsylvania, a Master in Public Policy from the Naval War College, a Master of Arts in International Relations from Salve Regina University, and a Bachelor of Science from the United States Military Academy.

Mr. Sandbrook has over thirty years of operations experience in the building materials and construction industries, including significant experience as a Chief Executive Officer and experience as a public company board member.



CONSTANCE E. SKIDMORE

Age 74	**Committees:**
Director	• Audit
Independent	• Compensation and Human Capital

Constance E. Skidmore has served as a Director of the Company since December 2012. Ms. Skidmore retired from PricewaterhouseCoopers, a public accounting firm, in 2009 after serving for more than two decades as a partner, including a term on its governing board. Ms. Skidmore serves on the Board of Directors and chairs the Audit Committee of Sensata Technologies (NYSE: ST) and also serves on the boards of two other privately-held and non-profit companies: The V Foundation for Cancer Research and Viz Kinect. Ms. Skidmore previously served on the Board of Directors and Audit Committee of Shortel, Inc. (NASDAQ: SHOR) from 2014 until 2017, when it was acquired by Mitel Networks Corporation, and Proterra (NASDAQ: PTRA) from 2019 until 2023. Ms. Skidmore is a graduate of Florida State University and earned a Master of Science in Taxation from Golden Gate University.

Ms. Skidmore has more than thirty years of experience in accounting and finance, including in the construction industry, and significant experience and knowledge in talent management and strategic planning.



CINDY L. WALLIS-LAGE

Age 63	**Committees:**
Director	• Nominating, Governance, and Sustainability
Independent	

Cindy L. Wallis-Lage has served as a Director of the Company since May 2021. Ms. Wallis-Lage retired from Black & Veatch, an engineering, procurement, consulting, and construction company, on September 30, 2022. At Black & Veatch, she served as Executive Director, Sustainability and Resilience from January 2022 until her retirement. Previously, during her 36 years of experience at Black & Veatch, Ms. Wallis-Lage served in various roles, including President, Water Business from January 2012 to December 2021, Executive Managing Director of Technical Solutions from January 2010 to January 2012 and Chief of Water Technology Group from February 2006 to January 2010. She served on the Black & Veatch Board of Directors from March 2012 through September 2022. She currently serves on the Board of Directors for Veralto, Metiri Group and Seven Seas Water Group. She serves as an advisory board member for Cambi ASA. Ms. Wallis-Lage has extensive senior executive experience leading strategies, development and operations of a global business and development of sustainability practices.

Ms. Wallis-Lage has a background in engineering as well as experience in areas such as senior/executive leadership, corporate governance, and sustainability. She also has experience serving as a board member.

 THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE **FOR** THE DIRECTORS LISTED ABOVE IN PROPOSAL NUMBER 1.

Board Qualifications Matrix

The following matrix: (1) summarizes desired qualifications, skills and experience, which we believe are appropriate for consideration as we propose leaders to advance our strategy and provide proper oversight, and (2) illustrates the number of Nominees to whom each qualification applies:

Board Qualifications Matrix

Senior Leadership Experience	10
Other Public Company Board Experience	7
Finance / Accounting Experience	7
Commercial Building / Industrial Construction / Service Experience	7
Marketing / Business Development / M&A Experience	10
Human Capital Management / Compensation Experience	7
Technology / Cybersecurity / Innovation Experience	5
Legal / Compliance Experience	2
Corporate Governance Experience	10
Diversity*	6

* *2 female directors and 4 other directors who self-identify as racially / ethnically diverse*

Meetings of the Board and Committees

During the year ended December 31, 2025, the Board held five regular meetings and five special meetings. At each regularly scheduled meeting of the Board, the non-employee directors, each of whom is independent, met separately from management in executive session under the direction of Mr. Myers, the Chair of the Board. Members of the Board are encouraged to attend the Annual Meeting and all members of the Board attended the Annual Meeting in 2025. Additional information regarding the determination of director independence is set forth below under the subsection titled “Independence.” Each director has attended at least 75% of the aggregate number of meetings of the Board and the Board committees of which he or she was or is a member that took place during his or her term of office.

The Board has several committees. Each of these committees and their members are described below. The Board has adopted a written charter for each of these committees (with the exception of the Executive Committee), which, together with the Company’s corporate Governance Standards and Independence Guidelines, are available:



ON OUR CORPORATE WEBSITE
http://investors.comfortsystemsusa.com
under the “Governance” tab



BY WRITING TO
Comfort Systems USA, Inc.
Attention: Office of the General Counsel
9753 Katy Freeway, Suite 700
Houston, Texas 77024

Audit Committee





PABLO G. MERCADO
★



DARCY G. ANDERSON



GAURAV KAPOOR



FRANKLIN MYERS



CONSTANCE E.
SKIDMORE

PRIMARY RESPONSIBILITIES

The Audit Committee:

- reviews with management and the independent auditors the Company's quarterly and annual financial statements, the scope of the audit, any comments made by the independent auditors, and such other matters as the committee deems appropriate;
- annually reviews the enterprise risk management matrix, which addresses a wide variety of risks including, but not limited to, key cybersecurity, environmental, and social risks affecting, or potentially affecting, the Company;
- reviews the performance and retention of the Company's independent auditors;
- reviews with management those matters relating to compliance with corporate policies, as the committee deems appropriate; and
- reviews and reassesses the adequacy of its charter every year.

QUALIFICATIONS

- The Board has determined that the Audit Committee consists entirely of directors who meet the independence requirements of the NYSE's listing standards, the Board's Independence Guidelines (discussed below in the subsection titled "Independence") and the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
- No member is or has been an executive officer or employee of the Company at any time.
- The Board has determined that each member of the Audit Committee is financially literate and, based on accounting or related financial management expertise, that each member is an audit committee financial expert.

MEETINGS IN 2025

- 8 regular
- No special

Compensation and Human Capital Committee








CONSTANCE E. SKIDMORE ★   DARCY G. ANDERSON   RHOMAN J. HARDY   PABLO G. MERCADO   WILLIAM J. SANDBROOK

PRIMARY RESPONSIBILITIES

The Compensation and Human Capital Committee:

- establishes and administers the Company's executive compensation program;
- reviews, and advises the Board with respect to, significant organizational changes, leadership development, and leadership succession, other than the succession of the Chief Executive Officer, which is overseen by the Nominating, Governance, and Sustainability Committee;
- establishes and regularly reviews the compensation levels of executive officers and other key managers and approves incentive awards;
- assists the Board in its oversight of the Company's policies and strategies relating to human capital management, including safety, culture, and diversity and inclusion;
- annually performs a risk assessment of the Company's compensation programs;
- annually reviews compliance with the Company's stock ownership guidelines by executive officers; and
- reviews with management reports regarding significant conduct issues that could affect the Company's culture and any related employee actions.

The Compensation and Human Capital Committee may delegate any of its responsibilities to a subcommittee thereof and has the authority to hire a professional consultant to review and analyze the Company's compensation programs.

ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT AND MANAGEMENT

- In 2025, the committee retained Compensation Advisory Partners (from January until August 2025) and Willis Towers Watson (from August 2025 through December 2025) to advise the committee during its review of the Company's short-term and long-term incentive compensation programs and to provide a comprehensive analysis of executive compensation survey data and market trends. References in this proxy statement to the "compensation consultant" with respect to 2025 refer to Compensation Advisory Partners with respect to the period of time they were retained and to Willis Towers Watson otherwise, and references to "compensation consultants" refer to both of them.
- The committee's work with the compensation consultants is described in greater detail below in the subsection titled "Independent Compensation Consultants; Use of Market Data."
- Further, as discussed below in the section titled "Compensation Discussion and Analysis," the Compensation and Human Capital Committee consults with management in developing compensation plans for the Company.

QUALIFICATIONS

- The Board has determined that the Compensation and Human Capital Committee consists entirely of directors who meet the independence requirements of the NYSE listing standards, the Board's Independence Guidelines, and the rules and regulations under the Exchange Act.
- No member is or has been an executive officer or employee of the Company at any time.

MEETINGS IN 2025

- 5 regular
- 2 special

Nominating, Governance, and Sustainability Committee



CINDY L. WALLIS-LAGE




HERMAN E. BULLS



RHOMAN J. HARDY



WILLIAM J. SANDBROOK

PRIMARY RESPONSIBILITIES

The Nominating, Governance, and Sustainability Committee:

- evaluates the structure and membership of the Board;
- evaluates candidates for nomination to the Board, as appropriate;
- reviews the compensation structure for the non-employee directors and the frequency and content of meetings;
- annually reviews compliance with the Company's stock ownership guidelines by non-employee directors;
- establishes and reviews the Company's succession plan for its Chief Executive Officer;
- reviews the Company's sustainability strategy, initiatives, policies, and reporting at least bi-annually and receives periodic reports from the Company's management responsible for these activities;
- reviews political and charitable contributions made by the Company; and
- makes recommendations to the Board on all such matters.

COMMITTEE CONSIDERATION OF CANDIDATES

- The committee's diversity policy values diversity in its broadest sense, reflecting, but not limited to, an individual's gender, ethnicity, race, age, disability, gender identity or expression, military veteran status, national origin, religion, sexual orientation, skills, and other backgrounds and experiences, and endeavors to include candidates who are diverse in the qualified pool from which Board candidates are chosen. The committee is committed to actively seeking out, and pursuant to the Company's Governance Standards will instruct any search firm it engages to identify, individuals who will contribute to the diversity of the Board to be included in the pool of candidates from which nominees to the Board are selected.
- The committee periodically examines the composition of the Board to ensure that the Board, taken as a whole, has the necessary skills and experience to steer the Company toward its stated objectives, as well as the necessary skills and experience to set the Company's future strategies.
- Directors are nominated or elected by the Board, and stockholders may nominate directors as described further in the subsection below titled "Director Nomination by Stockholders."
- The committee identifies Board candidates through a variety of formal and informal channels. The committee has the authority to hire a professional search firm to help identify candidates with specific qualifications, and the committee retained Egon Zehnder to identify potential director candidates in previous years.

QUALIFICATIONS

- The Board has determined that the Nominating, Governance, and Sustainability Committee consists entirely of directors who meet the independence requirements of the NYSE listing standards, the Board's Independence Guidelines, and the rules and regulations under the Exchange Act.

MEETINGS IN 2025

- 3 regular
- 1 special

Executive Committee

PRIMARY RESPONSIBILITIES

The Executive Committee:

- was formed in August 2019 and held no meetings during 2025;
- was established to act in place of the Board, and to exercise the authority and powers of the Board, while the Board is not in session; and
- operates pursuant to authority that is specifically delegated to it by the Board, which authority may be revoked or modified by the Board and which is subject to all applicable laws, rules, and regulations and to the Company's Certificate of Incorporation and Bylaws, as amended.

MEMBERSHIP

- The committee's membership is subject to change and is comprised of no less than three and no more than eight directors, including the Chair of the Board or Lead Director, the Chief Executive Officer, and at least one other member of the Board who shall be nominated by the chair of the committee as an interim member of the committee based on:

  I the circumstances under which the committee must take action,

  II the member's relevant experience and skills,

  III the member's availability when a meeting is necessary, and

  IV any other factor the chair reasonably considers to be relevant and proper.

- The chair of the committee shall be the Chair of the Board, or the Lead Director if the Chair of the Board is also the Chief Executive Officer, or another director designated by the Chair of the Board or Lead Director.

Corporate Governance

The Board believes that the purpose of corporate governance is to maximize stockholder value in a manner consistent with legal requirements and the highest standards of integrity. The Board has adopted and adheres to corporate governance practices that the Board believes promote this purpose, are sound practices, and represent best practices, which we refer to as the Company's "Governance Standards." The Board continually reviews these governance practices, Delaware law (the state where the Company is incorporated), the rules and listing standards of the NYSE and SEC regulations, and best practices suggested by recognized governance authorities.

Our corporate governance documents include:

- Annual Sustainability Report
- Independence Guidelines
- Supplier Diversity Policy
- Labor & Human Rights Policy
- Committee Charters
- Governance Standards
- Supplier Code of Conduct
- Policy for Recoupment of Incentive Compensation
- Code of Conduct
- Director Resignation Policy
- Environmental Policy

Code of Conduct

The Company adopted a Compliance Policy in 1997, the year the Company was founded. That policy, with subsequent amendments discussed, approved, and adopted by the Board, including an amendment to change the title of the policy to our "Code of Conduct," remains in effect and applies to the Company's directors, officers, and employees who are subject to disciplinary action, including termination, for violations of the code. The code forms the basis of the Company's ethics and compliance program and covers a wide range of areas. Many Company policies are summarized in the Code of Conduct, including conflict of interest, insider trading, confidentiality, human rights, and compliance with all laws and regulations applicable to the conduct of the Company's business. The Code of Conduct is regularly reinforced to the Company's employees and management through periodic ethics, equal opportunity employment, and anti-corruption trainings. Any amendments to the Code of Conduct or the grant of a waiver from a provision of the policy requiring disclosure under applicable SEC rules will be disclosed to the public. The Code of Conduct is posted, in both English and Spanish, under the "Governance" tab of the Company's website at ***http://investors.comfortsystemsusa.com*** and is also available upon request to Comfort Systems USA, Inc., Office of the General Counsel, 9753 Katy Freeway, Suite 700, Houston, Texas 77024.

Independence

The Board has adopted Independence Guidelines to assist the Board in making independence determinations relating to members of the Board. The criteria are consistent with the NYSE listing standards regarding director independence. For a director to be considered independent, the Board must determine that the director does not have a material relationship, directly or indirectly, with the Company. The Independence Guidelines are published on our website, ***http://investors.comfortsystemsusa.com*** under the "Governance" tab, and are also available by written request to Comfort Systems USA, Inc., Office of the General Counsel, 9753 Katy Freeway, Suite 700, Houston, Texas 77024.

The Board has considered the independence of its members in light of the Independence Guidelines and the rules and regulations under the Exchange Act and NYSE, including each director's affiliations and relationships, and has determined that Mses. Skidmore and Wallis‑Lage and Messrs. Anderson, Bulls, Hardy, Kapoor, Mercado, Myers, and Sandbrook, who together constitute a majority of the Board, qualify as independent directors of the Company.

Insider Trading Policy

The Company has an insider trading policy, which governs the purchase, sale, and/or other dispositions of its securities (and related derivative securities) by the Company, directors, officers and key employees and other covered persons and is designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's Insider Trading Window Policy is filed as an exhibit to our Annual Report on Form 10-K filed with the SEC on February 19, 2026.

Retirement Policy

Under the Company's Governance Standards, a director shall not be a candidate for reelection after his or her seventy‑fifth birthday.

The Company's Governance Standards, and other governance documents, are available:



ON OUR CORPORATE WEBSITE
http://investors.comfortsystemsusa.com
under the "Governance" tab



BY WRITING TO
Comfort Systems USA, Inc.
Attention: Office of the General Counsel
9753 Katy Freeway, Suite 700
Houston, Texas 77024

Director Nomination by Stockholders

The Board will consider director candidates recommended by stockholders for inclusion on the slate of directors nominated by the Board. Any stockholder may submit a candidate or candidates for consideration in conformity with the Bylaws and as set forth hereafter under the caption "Stockholder Proposals for the 2027 Annual Meeting." Stockholders desiring to recommend a candidate must submit the recommendation to the Nominating, Governance, and Sustainability Committee c/o the Corporate Secretary, Comfort Systems USA, Inc., 9753 Katy Freeway, Suite 700, Houston, Texas 77024. If a nominating stockholder is not a record holder, the stockholder must provide the same evidence of eligibility as set forth in Exchange Act Rule 14a-8(b)(2).

At the time the nominating stockholder submits the recommendation, the candidate must submit all personal information that the Company would be required to disclose in a proxy statement in accordance with Exchange Act rules. In addition, at that time the candidate must:

- Certify that he or she meets the requirements to be: (a) independent under the NYSE's listing standards and the Board's Independence Guidelines, and (b) a non-employee director under Rule 16b-3 of the Exchange Act;
- Consent to serve on the Board, if nominated and elected; and
- Agree to complete, upon request, a customary director's questionnaire.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must deliver notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 19, 2027.

The Nominating, Governance, and Sustainability Committee will evaluate any candidate recommended by a stockholder to determine whether he or she is highly qualified. The committee evaluates candidates recommended by stockholders in the same way it evaluates candidates proposed from other sources. In selecting nominees, particular consideration is given to those individuals who have substantial achievement in their personal and professional pursuits and whose talents, experience, and integrity would be expected to contribute to the best interests of the Company and to long‑term stockholder value. In evaluating candidates, the committee considers various qualities and skills that it believes will benefit the Board and the stockholders, including, without limitation, general management experience, specialization in the Company's principal business activities or finance, significant experience in issues encountered by public companies, and contribution to the diversity of the Board.

Stockholder Engagement

Throughout the year, we meet regularly with investors and actively seek their input on topics related to our performance and our compensation and governance policies, as well as a wide variety of other topics on which they may have feedback, so that we may address any questions or concerns of our stockholders. During 2025, executive officers held more than 230 meetings, including those held during the course of 14 investor conferences and 12 roadshows. This process is led by Brian Lane, Chief Executive Officer, and member of the Board, and William George, Executive Vice President and Chief Financial Officer. In addition, as appropriate, we work to clarify and expand our disclosures as we prepare our next proxy statement based on such discussions. We value our stockholders' input and welcome feedback through our ongoing engagement practices.

Communications With the Board

Stockholders and other interested parties may communicate directly with the Board by writing to Comfort Systems USA, Inc., Board of Directors, 9753 Katy Freeway, Suite 700, Houston, Texas 77024. The Chair of the Board will review these communications and will determine appropriate steps to address them. A stockholder wishing to communicate directly with the non-employee members of the Board may address the communication to "Non-Employee Directors, c/o Board of Directors" at the address listed above. These communications will be handled by the Chair of the Board, who is currently designated to preside at meetings of non-employee directors. Finally, communications can be sent directly to individual directors by addressing letters to their individual name, c/o the Board of Directors, at the address listed above. All communications received by the Company are sent directly to the Board or appropriate director.

Board Leadership Structure and Self-Evaluation Process

The Board does not have a formal policy regarding whether the position of Chair of the Board may be filled by the Company's Chief Executive Officer. Instead, the Board has adopted a fluid approach to the Board's leadership structure that allows for variations depending on the circumstances and changing needs of the Company over time.

Mr. Myers has served as a director since 2005 and has served as the Company's Chair of the Board since May 2014. The Board has determined that Mr. Myers meets the independence requirements of the NYSE listing standards, the Board's Independence Guidelines, and the rules and regulations under the Exchange Act. The Board has carefully considered its leadership structure and determined that currently it is in the best interests of the Company and its stockholders for the roles of Chair of the Board and Chief Executive Officer to be filled by different individuals. This structure allows the Chief Executive Officer to focus on the Company's day-to-day operations.

Since the Company has an independent, non-executive Chair of the Board, the Company has determined that the role of a Lead Director is not currently necessary. The Board may appoint a Lead Director to coordinate the activities of the independent directors in the future at its discretion.

On March 24, 2026, following the recommendation of the Nominating, Governance, and Sustainability Committee, the Board appointed Darcy G. Anderson to serve as Vice Chair of the Board, effective following the Annual Meeting. In establishing the Vice Chair role, the Board considered a number of factors, including the benefits of ensuring continuity of Board leadership and facilitating an effective transition of Board leadership responsibilities over time. As Vice Chair, Mr. Anderson will work closely with the Chair of the Board on matters of Board governance, including assisting with the coordination of Board and committee activities, supporting stockholder engagement efforts, and performing such other duties as the Board or the Chair of the Board may assign from time to time. The Board believes that a Vice Chair of the Board is currently in the best interests of the Company and its stockholders to assist the Chair of the Board, as it strengthens the Board's leadership structure, supports effective governance, and reflects the Board's commitment to thoughtful succession planning at the Board leadership level.

Pursuant to the Board's policy, the Board conducts an annual self-evaluation process as follows: (i) each director evaluates the Board as a whole; (ii) each member of the Audit Committee, the Compensation and Human Capital Committee, and the Nominating, Governance, and Sustainability Committee evaluates the respective committee(s) on which he or she serves; and (iii) each director prepares an individual performance-related self-evaluation of himself or herself as well as other individual members of the Board. In connection with this annual self-evaluation, the Board considers whether the current leadership structure continues to be appropriate for the Company. The Board believes that directors should be responsive to the Company's evolving circumstances and objectives, and that the Board's leadership structure should adapt when necessary.

The Board's Role in Risk Oversight

The Company's full Board is actively involved in overseeing the Company's risk management process. These activities are aligned with the Company's strategy. The Audit Committee, Compensation and Human Capital Committee, and Nominating, Governance, and Sustainability Committee consider risks that fall within their respective areas of responsibility. For example, the Nominating, Governance, and Sustainability Committee is formally scheduled to review sustainability matters relevant to the Company and its operations bi-annually, and the Audit Committee reviews the enterprise risk management matrix, which addresses sustainability risks, annually. Further, in recognition of the importance of maintaining the confidence of all Company stakeholders, the Board considers information technology and data security risk, specifically cybersecurity risk, a premier area of focus. The Company's Chief Information Security Officer ("CISO") works and reports separately from the Information Technology department, an arrangement meant to allow the CISO to advise the Company most effectively on cybersecurity and related risks, and reports directly to our executive management team. The Board oversees information technology, data security, and cybersecurity risk management through regular reports and presentations from the CISO and other management members. In addition, a group of the Company's executive officers serve on a committee (the "Risk Committee") that is directly responsible for the Company's risk management process. The Company's Chief Executive Officer, a member of the Board, serves on the Risk Committee; however, the Risk Committee is a committee of management, not of the Board. The Risk Committee meets at least annually to define and improve the risk-mapping process and considers any appropriate updates at least quarterly. All members of the Risk Committee attended at least 75% of the quarterly meetings held in 2025. Any risks that are identified through the Company's compliance and ethics program are included in the Risk Committee's processes, along with operational, financial, environmental, cybersecurity, social, governance, and strategic risks. The Risk Committee presents comprehensive reports directly to the Board at least annually through the enterprise risk management matrix, which, as explained above, is reviewed by the Audit Committee.

Director Resignation Policy

Effective March 8, 2017, the Board adopted a Director Resignation Policy to address the situation in which a nominee for director in an uncontested election to the Board receives more votes "withheld" than votes "for" his or her election. The policy provides that any incumbent nominee for director in an uncontested election who receives a greater number of votes affirmatively "withheld" with respect to his or her election than votes "for" such election (a "majority withhold vote") shall promptly tender his or her resignation to the Chair of the Board following certification of the stockholder vote. The Nominating, Governance, and Sustainability Committee will promptly consider the tendered resignation and recommend to the Board whether to accept or reject the resignation or take other action, such as rejecting the tendered resignation and addressing the apparent underlying causes of the majority withheld vote. In making its recommendation, the committee will consider all relevant factors, including, but not limited to, (i) the underlying reasons why stockholders withheld their votes (if ascertainable), (ii) the length of service and qualifications of the director whose resignation has been tendered, (iii) the director's contributions to the Board and the Company, (iv) the overall composition of the Board and compliance with applicable laws, regulations, governing documents, and stock exchange listing standards, (v) the availability of other qualified candidates, and (vi) whether accepting the resignation is in the best interests of stockholders and the Company. The Board will act on the committee's recommendation no later than its first regularly scheduled meeting following certification of the stockholder vote, but in no case later than 120 days following the vote certification. Following the committee's recommendation and the Board's decision, the Company will promptly publicly disclose its decision whether to accept or reject such tendered resignation in a periodic or current report filed or furnished in accordance with SEC rules.

Any director who tenders his or her resignation under the Director Resignation Policy will not participate in the committee recommendation or Board consideration of the resignation. However, such director will otherwise remain as an active Board member unless and until the resignation becomes effective. If a majority of the Nominating, Governance, and Sustainability Committee members receive a majority withhold vote at the same election, then the independent directors who did not receive a majority withhold vote will appoint a committee amongst themselves to consider the tendered resignations. If the only directors who did not receive a majority withhold vote in the same election constitute fewer directors than a majority of the Board, then all the independent directors may participate in the Board consideration of the tendered resignations, except that no director will participate in the vote on his or her own resignation.

While this summary reflects the current terms of the Director Resignation Policy, the Board retains the power to amend and administer the policy as the Board, in its sole discretion, determines is appropriate. The Director Resignation Policy is published under the "Governance" tab on our website, ***http://investors.comfortsystemsusa.com***, and is also available by written request to Comfort Systems USA, Inc., Office of the General Counsel, 9753 Katy Freeway, Suite 700, Houston, Texas 77024.

Director Compensation for 2025

In 2025, each director who was not an employee of the Company or one of its subsidiaries received, in quarterly installments, an annual cash fee for his or her service as follows: $80,000 for service on the Board; an additional $30,000 for service as the chair of the Audit Committee; an additional $20,000 for service as the chair of the Compensation and Human Capital Committee or the Nominating, Governance, and Sustainability Committee, and an additional $125,000 for service as the chair of the Board. Directors are also reimbursed for expenses incurred in connection with attending meetings.

Each non-employee director who continues in office or is elected at an annual stockholder meeting receives an award of fully-vested shares of Common Stock having a fair market value on the grant date equal to approximately $160,000. Each non-employee director who is initially elected or appointed to serve on the Board other than at any annual stockholder meeting will be granted a prorated number of fully vested shares of Common Stock based on the number of days between the effective date of appointment and the next annual stockholders' meeting. Pursuant to the Company's 2017 Omnibus Incentive Plan, the maximum grant date fair value of awards granted to an individual non-employee director in any calendar year may not exceed $400,000. In March 2026, the Board revised its stock ownership guidelines from ten times to five times the director's annual cash fees to align with market practice, and, under these requirements, each non-employee director must, within five years of being elected or appointed to the Board, own shares of Common Stock (or share equivalents) having a value equal to five times the director's annual cash fees for service on the Board, excluding any additional fees for service as Chair of the Board or any committee of the Board and any other compensation or expense reimbursement. The Nominating, Governance, and Sustainability Committee evaluates each director's stock ownership level on an annual basis. At the time of such evaluation, the value of the stock owned by each director is determined by reference to the higher of: (i) the original share (or share equivalent) purchase or issuance price, and (ii) the value of the share (or share equivalent) price at the time of determining compliance with these stock ownership requirements. The Nominating, Governance, and Sustainability Committee may modify these stock ownership requirements in its reasonable discretion and is authorized to make exceptions to these stock ownership requirements when special circumstances arise. All non-employee directors are currently in compliance with these ownership requirements or are in their initial five-year phase in period.

For 2026, effective as of the 2026 Annual Meeting of Stockholders, the Board approved the following adjustments: (i) the rate of annual cash fee was increased from $80,000 to $100,000; (ii) the equity retainer was increased from $160,000 to $200,000; and (iii) the additional annual cash fee payable for service (a) as chair of the Compensation and Human Capital Committee or the Nominating, Governance, and Sustainability Committee was increased from $20,000 to $25,000, (b) as chair of the Board was increased from $125,000 to $170,000, and (c) as vice chair of the Board was established at $30,000. The Board approved the above increases following the recommendation of the Nominating, Governance, and Sustainability Committee, which had recommended these updates based on an analysis of several factors, including the committee's review of survey and peer group data prepared by Willis Towers Watson, which indicated that the increased amount was more consistent with the market data, and the Company's historical non-employee director compensation practices.

Directors who are employees of the Company or one of its subsidiaries receive no additional compensation for serving as directors. The following table discloses the compensation earned by, or paid or awarded to, as the case may be, each of the Company's non-employee directors for 2025.

Name[1]	Fees Earned or Paid in Cash[2] ($)	Stock Awards[3] ($)	All Other Compensation[4] ($)	Total ($)
Darcy G. Anderson	80,000	159,830	0	239,830
Herman E. Bulls	80,000	159,830	0	239,830
Rhoman J. Hardy	80,000	159,830	0	239,830
Gaurav Kapoor	80,000	159,830	0	239,830
Pablo G. Mercado	110,000	159,830	0	269,830
Franklin Myers	205,000	159,830	0	364,830
William J. Sandbrook	80,000	159,830	0	239,830
Constance E. Skidmore	100,000	159,830	0	259,830
Vance W. Tang	30,110	0	0	30,110
Cindy L. Wallis-Lage	100,000	159,830	0	259,830

(1) Brian E. Lane also served as a member of the Board during 2025 but was an employee of the Company in 2025 and received no additional compensation for his service on the Board. Mr. Lane's compensation for his service as an employee for 2025 is disclosed in the "Summary Compensation Table" included elsewhere in this proxy statement.

(2) Amounts in this column represent fees earned in 2025. Mr. Tang retired effective May 16, 2025, and the amount reflects a prorated portion of the annual cash fee for service on the Board in 2025.

(3) Represents grants of 342 fully-vested shares of Common Stock. The aggregate grant date fair value of the shares was computed in accordance with FASB ASC Topic 718, disregarding the effect of estimated forfeitures, and is equal to the number of shares granted multiplied by the average of the high and low price of the Common Stock on the date of grant. Mr. Tang did not stand for re-election at the 2025 Annual Meeting and, as a result, he did not receive an equity award for 2025.

(4) The Company maintains a visiting director's office for all members of the Board at its headquarters in Houston, Texas. The office is available on a first-come-first-served basis for all directors. In accordance with SEC regulations, perquisites that in the aggregate total less than $10,000 are not required to be disclosed. No amount is included in the table above with respect to the availability and use of this office.

PROPOSAL 2
Ratification of the Selection of Independent Auditors

 THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE **FOR** THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT AUDITORS.

The Audit Committee has re-appointed Deloitte & Touche LLP as the Company's independent auditors for the year ending December 31, 2026. Deloitte & Touche LLP was the Company's independent auditor for the year ended December 31, 2025.

We expect that representatives of Deloitte & Touche LLP will be present at the Annual Meeting to respond to appropriate questions, and they will have the opportunity to make a statement if they desire.

The affirmative vote of holders of a majority of the shares of Common Stock voted at the Annual Meeting is required to ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors for 2026. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider its selection, but it still may decide to retain Deloitte & Touche LLP. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the committee determines that such a change would be in the best interests of the Company and its stockholders.

Relationship with Independent Auditors

The Audit Committee has selected Deloitte & Touche LLP as independent auditors for the Company for the year ending December 31, 2026.

Deloitte & Touche LLP acted as independent auditors for the Company for the year ended December 31, 2025. Fees disbursed by the Company and its subsidiaries for professional services rendered by Deloitte & Touche LLP during 2025 and 2024 were as follows:

Description	2025	2024
Audit Fees	$ 3,869,246	$ 3,689,501
Audit-Related Fees	$ 0	$ 0
Tax Fees	$ 0	$ 0
All Other Fees	$ 2,051 [1]	$ 2,051 [1]

(1) This amount represents the Company's subscription fee for the Deloitte Accounting Research Tool ("DART"), a comprehensive web-based library of accounting and financial disclosure literature.

The amount of audit fees for 2025 is based on a fees estimate determined with input from Deloitte & Touche LLP for audit services provided to us in connection with the audit of our 2025 financial statements. The final audit fees for those services may be more or less than the amount reflected on this table.

The Audit Committee has established pre-approval policies and procedures applicable to all services provided by the Company's independent auditors to the Company, pursuant to which the committee reviews for approval each service expected to be provided by the independent auditors, and is provided with sufficiently detailed information so that it can make well-reasoned assessments of the impact of the services on the independence of the auditors. In 2025, all the fees paid to the Company's auditors were approved by the Audit Committee. Pre-approvals include pre-approved cost levels or budgeted amounts (or a range of cost levels or budgeted amounts). Any proposed service that would exceed pre-approved cost levels or budgeted amounts also requires pre-approval. Substantive changes in terms, conditions, or fees resulting from changes in the scope, structure, or other items regarding pre-approved services will also be pre-approved if necessary. The pre-approvals may include services in categories of audit services (including consultation to support such audits), audit-related services (items reasonably related to the performance of the audit or review of the financial statements), tax services (tax compliance, tax planning, and tax advice), and other services (services permissible under the SEC's auditor independence rules, typically routine and recurring type services that would not impair the independence of the auditor).

 THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE **FOR** PROPOSAL NUMBER 2.

PROPOSAL 3
Advisory Vote to Approve the Compensation of the Named Executive Officers

 THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE **FOR** THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

The Board recognizes that executive compensation is an important matter for our stockholders. As described in detail in the "Compensation Discussion and Analysis" (the "CD&A") section elsewhere in this proxy statement, the Compensation and Human Capital Committee is tasked with the implementation of our executive compensation philosophy, and the core of that philosophy has been and continues to be to pay the Company's executive officers based on Company performance. In particular, the Compensation and Human Capital Committee strives to attract, retain, and motivate exceptional executive officers, to reward past performance as measured against pre-established goals, to provide incentives for future performance, and to align executive officers' long-term interests with the interests of our stockholders. To do so, the Compensation and Human Capital Committee uses a combination of short- and long-term incentive compensation to reward near-term performance and to encourage our executive officers' commitment to our long-term strategic business goals. It is the intention of the Compensation and Human Capital Committee that our executive officers be compensated competitively and consistently with our business goals and strategy, sound corporate governance principles, and stockholder interests and concerns. As discussed further in the CD&A, the Compensation and Human Capital Committee retains an independent compensation consultant and reviews survey and peer group data to ensure that compensation for key positions is properly aligned with market practices. The Company's commitment to aligning pay with performance is evidenced by the compensation paid to or earned by the Company's Named Executive Officers.

As described in the CD&A, we believe that our executive compensation program is effective, appropriate, and strongly aligned with the long-term interests of our stockholders and that the compensation provided to the Named Executive Officers (including potential payouts upon a termination of employment or change in control) is reasonable and not excessive. As you consider this Proposal Number 3, we urge you to read the CD&A section of this proxy statement for additional details on our executive compensation program, including more detailed information about our compensation philosophy and objectives and the compensation paid or awarded to the Named Executive Officers, and to review the tabular disclosures regarding Named Executive Officer compensation together with the accompanying narrative disclosures in the "Summary of Executive Compensation" section of this proxy statement.

Congress enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), which requires a non-binding advisory "Say on Pay" vote and gives our stockholders the opportunity to express their views on the compensation of the Named Executive Officers. We value the opportunity to have our stockholders provide us with such a vote on executive compensation at the Annual Meeting.

As an advisory vote and as prescribed by Dodd-Frank, Proposal Number 3 is not binding on the Board or the Compensation and Human Capital Committee, will not overrule any decisions made by the Board or the Compensation and Human Capital Committee, and will not require the Board or the Compensation and Human Capital Committee to take any action. Although the vote is non-binding, the Board and the Compensation and Human Capital Committee value the opinions of our stockholders and will consider the outcome of the vote when making future executive compensation decisions. In particular, if there are a significant number of votes against the Named Executive Officers' compensation as disclosed in this proxy statement, we will consider our stockholders' concerns, and the Board and the Compensation and Human Capital Committee will evaluate whether any actions are necessary to address those concerns. Unless the Board modifies its policy on the frequency of "Say on Pay" votes, the next "Say on Pay" vote will be held in 2027. The next advisory vote on the frequency for "Say-on-Pay" stockholder votes will be held no later than at the Company's 2029 Annual Meeting.

The Board of Directors is asking that stockholders cast a non-binding, advisory vote FOR the following resolution:

"RESOLVED, that the compensation paid or awarded to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby APPROVED on an advisory basis."

 THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE **FOR** PROPOSAL NUMBER 3.



Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information about the beneficial ownership of shares of Common Stock as of March 1, 2026: (i) individually by the Chief Executive Officer, each of the other Named Executive Officers, and current directors and nominees for director of the Company, (ii) by all executive officers and directors of the Company as a group, and (iii) by each person known to the Company as reported on schedules filed with the SEC to be the beneficial owner of more than 5% of the outstanding Common Stock of the Company.

Except as noted below, each of the persons listed has sole investment and voting power with respect to the shares indicated.

	Common Stock Beneficially Owned	
Name and Address of Beneficial Owner(s)[1]	Number of Shares Beneficially Owned as of March 1, 2026	% of Class[2]
BRIAN LANE	171,523 [3]	*
FRANKLIN MYERS	86,490	*
WILLIAM GEORGE	37,824 [4]	*
HERMAN BULLS	29,774	*
DARCY ANDERSON	22,535	*
TRENT MCKENNA	21,639 [5]	*
JULIE SHAEFF	16,023 [6]	*
CONSTANCE SKIDMORE	12,627	*
WILLIAM SANDBROOK	9,166 [7]	*
PABLO MERCADO	3,500	*
LAURA HOWELL[8]	7,248 [9]	*
VANCE TANG[10]	4,998 [11]	*
CINDY WALLIS-LAGE	5,713 [12]	*
TERRENCE REED	4,621 [13]	*
RHOMAN HARDY	2,127	*
GAURAV KAPOOR	727	*
ALL EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP (17 PERSONS)[14]	437,025	1.24%
BLACKROCK, INC. 50 HUDSON YARDS NEW YORK, NEW YORK 10001	[15]	8.3%
THE VANGUARD GROUP, INC. 100 VANGUARD BLVD. MALVERN, PENNSYLVANIA 19355	[16]	12.21%
FMR LLC 245 SUMMER STREET BOSTON, MASSACHUSETTS 02210	[17]	5.4%

*   Less than 1%.

(1)   Except as noted, the address of each person is c/o Comfort Systems USA, Inc., 9753 Katy Freeway, Suite 700, Houston, Texas 77024.
(2)   Calculated using total outstanding shares as of March 1, 2026, which was 35,174,967 (excluding 5,948,398 shares held in treasury).
(3)   Includes 17,366 shares of Common Stock issued pursuant to restricted stock grants that remain subject to tenure vesting.
(4)   Includes 13,281 shares of Common Stock issued pursuant to restricted stock grants that remain subject to tenure vesting.
(5)   Includes 3,960 shares of Common Stock issued pursuant to restricted stock grants that remain subject to tenure vesting.

(6) Includes 1,473 shares of Common Stock issued pursuant to restricted stock grants that remain subject to tenure vesting.

(7) Includes 170 shares held by a member of Mr. Sandbrook's household.

(8) Ms. Howell transitioned from her role as Senior Vice President and General Counsel to a non-executive advisory position effective December 31, 2025.

(9) Includes 2,437 shares of Common Stock issued pursuant to restricted stock grants that remain subject to tenure vesting.

(10) Mr. Tang retired from the Board of Directors effective May 16, 2025.

(11) Includes 4,998 shares of Common Stock held in The Tang Living Trust, dated October 3, 2014, for which Mr. Tang and his spouse are trustees.

(12) Includes 5,713 shares of Common Stock held in the Kent L. Lage and Cindy L. Wallis-Lage Trust, dated December 21, 2017, for which Ms. Wallis-Lage and her spouse are trustees.

(13) Includes 1,398 shares of Common Stock issued pursuant to restricted stock grants that remain subject to tenure vesting.

(14) Includes Ms. Eslicker, who was appointed Senior Vice President and General Counsel effective December 31, 2025.

(15) As reported by BlackRock, Inc. in a Schedule 13G/A filed with the SEC on January 21, 2026. The Schedule 13G/A states that BlackRock, Inc. has sole voting power with respect to 2,749,346 shares of Common Stock and sole dispositive power with respect to 2,917,000 shares of Common Stock.

(16) As reported by The Vanguard Group, Inc. in a Schedule 13G/A filed with the SEC on January 30, 2026. The Schedule 13G/A states that The Vanguard Group, Inc. has shared voting power with respect to 309,812 shares of Common Stock and shared dispositive power with respect to 4,309,811 shares of Common Stock.

(17) As reported by FMR LLC, in a Schedule 13/G filed with the SEC on November 11, 2025. The Schedule 13G states that FMR LLC has sole voting power with respect to 1,878,665.40 shares of Common Stock and sole dispositive power with respect to 1,892,021.47 shares of Common Stock.

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis (the "CD&A") provides:

- an overview and analysis of the Company's executive compensation program;
- the material decisions made with respect to 2025 compensation for the Named Executive Officers; and
- the material factors considered in making those decisions.

The CD&A focuses on the compensation paid or awarded to the Named Executive Officers unless noted otherwise.

2025 Named Executive Officers







BRIAN LANE	**WILLIAM GEORGE**	**TRENT MCKENNA**	**LAURA HOWELL**	**TERRENCE REED**
Chief Executive Officer and President	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Operating Officer	Senior Vice President, General Counsel, and Secretary	Senior Vice President and Chief Human Resources Officer
since December 2011*	since May 2005	since January 2021*	since January 2019*	since March 2021
Age: 69	Age: 61	Age: 53	Age: 38	Age: 66

* Mr. McKenna commenced serving as our President and Chief Operating Officer, effective January 1, 2026. Mr. McKenna served as Senior Vice President and Chief Operating Officer during 2021 and served as Executive Vice President and Chief Operating Officer until January 2026. Mr. Lane ceased serving as President effective December 31, 2025, but continues to serve as Chief Executive Officer. Ms. Howell transitioned to a non-executive advisory role with the Company and Rachel R. Eslicker commenced serving as our Senior Vice President, General Counsel, and Secretary, in each case, effective December 31, 2025.

The Board has delegated to the Compensation and Human Capital Committee (referred to in this CD&A simply as the "Committee") the duty of designing and overseeing the Company's executive compensation program. The Committee is comprised entirely of independent (pursuant to NYSE and SEC rules, and the Company's own Independence Guidelines) members of the Board.

The Company's executive compensation program is designed to:

- provide competitive total compensation consistent with job scope, experience, and related skills;
- link bonus opportunities to the Company's performance;
- grant equity compensation at competitive levels, a significant portion of which is performance-based;
- avoid unnecessary and imprudent risks; and
- attract and motivate talented executive officers and minimize turnover of senior-level Company employees, which contributes to the stability and continuity of senior leadership.

2025 Performance Highlights

To put the Company's 2025 compensation decisions and pay outcomes in context, the following summarizes the Company's key financial and business results for 2025:



$9.10B	$11.94B*	$1.02B
REVENUE	BACKLOG	NET INCOME
$28.88	$1.19B	$1.04B
EPS (PER DILUTED SHARE)	OPERATING CASH FLOW	FREE CASH FLOW

*   Backlog is as of December 31, 2025.

After five years of steady growth and consecutive record profitability, we achieved unprecedented results in 2025. Specifically, we finished 2025 with increased revenue (revenue of $9.10 billion in 2025, as compared to revenue of $7.03 billion in 2024), record earnings (net income of $1.02 billion, or $28.88 per diluted share, in 2025, as compared to net income of $522.4 million, or $14.60 per diluted share, in 2024), increased cash flow (operating cash flow of $1.19 billion in 2025, as compared to $849.1 million in 2024), and a notable surge of backlog (backlog was $11.94 billion as of December 31, 2025, as compared to $9.38 billion as of September 30, 2025 and $5.99 billion as of December 31, 2024). As a result of this remarkable performance, the Named Executive Officers each received 200.0% of their respective earnings-per-share ("EPS") target awards and 200.0% of their respective free cash flow ("FCF") target awards under the corporate financial incentive portion of the Company's 2025 annual incentive plan, as further described below.

Leadership Transitions

While there has generally been continuity in the Company's senior leadership team, the Company announced certain changes in 2025:

- Trent McKenna, who has served as Executive Vice President and Chief Operating Officer since January 2021, transitioned to President and Chief Operating Officer effective January 1, 2026.
- Concurrently with Mr. McKenna's assumption of the role of President, Mr. Lane, who served as President and Chief Executive Officer since 2011, relinquished the title of President. Mr. Lane continues to serve as our Chief Executive Officer.
- Laura Howell, who served as our Senior Vice President and General Counsel since January 2019, transitioned to a non-executive advisory role effective December 31, 2025. On that same date, Rachel R. Eslicker commenced serving as our Senior Vice President and General Counsel.

Compensation and Governance Practices

Below we highlight certain of our practices that we consider good governance features of our executive compensation program.

COMPENSATION PRACTICES

✓ A majority of each executive officer's compensation is at-risk (i.e., variable and not fixed).*	✓ Executive officers and directors are subject to stock ownership requirements.
✓ A majority of each executive officer's compensation is tied to the Company's financial performance and/or stock price.*	✓ The Company has adopted a compensation clawback policy and an anti-hedging/pledging policy that apply to all executive officers.
✓ 50% of each executive officer's annual equity award targets are subject to the Company achieving specific performance goals over a 3-year time horizon.*	✓ The Committee and management routinely engage independent third parties, including an independent compensation consultant and the Company's stockholders, to advise and provide feedback on executive compensation matters.

*   Assuming target performance is achieved, when applicable, and based on grant date values of annual equity awards. Does not take into account any one-time equity awards outside of the annual equity award cycle.

Consideration of Stockholder Advisory Vote

In designing the Company's overall executive compensation program, the Committee also values and considers stockholder input. While evaluating the Company's executive compensation program, the Committee considered the stockholder advisory vote on the compensation paid to the Company's named executive officers that was taken in 2025.

The Committee viewed the outcome of that advisory vote—approval by at least 95% of the shares voted—as indicating that the Company's stockholders support the Company's overall approach to executive compensation and made no changes to the structure of our executive compensation program as a direct result of the vote.





HISTORICAL SAY-ON-PAY APPROVAL

2021	2022	2023	2024	2025
98.3%	98.0%	97.3%	95.4%	95.0% ≥95%

Compensation Philosophy and Objectives

The Committee evaluates each element of the overall executive compensation program to ensure that it supports the Committee's objectives of:

OUR COMPENSATION OBJECTIVES

- providing competitive total compensation consistent with job scope, experience, and related skills;
- linking bonus opportunities to the Company's performance;
- granting equity compensation at competitive levels, a significant portion of which is performance-based;
- avoiding unnecessary and imprudent risks; and
- attracting and motivating talented executive officers and minimizing turnover of senior-level Company employees, which contributes to the stability and continuity of senior leadership.

Against that backdrop, the Company's executive compensation program is designed to:

OUR COMPENSATION PROGRAM IS DESIGNED TO

- pay competitive levels of compensation;
- link executive pay to Company performance by making a significant portion of pay variable and not fixed;
- align the interests of the Company's executive officers with the long-term interests of the Company's stockholders; and
- reward long-term results.

To achieve these objectives, in addition to the objectives referenced in the "Elements of Compensation" subsection below, the Committee implements a **"pay-for-performance"** philosophy using the guiding principles that:

1 compensation should be incentive-driven, with a balanced short-term and long-term focus;

2 a significant portion of pay for executive officers should be "at-risk;"

3 a significant portion of annual incentive compensation should be tied to the overall performance of the Company;

4 a portion of annual incentive compensation should be tied to individual performance; and

5 a significant portion of long-term incentive awards should be contingent upon Company performance.

Role of the Chief Executive Officer

The Company's Chief Executive Officer makes annual recommendations to the Committee regarding the compensation arrangements of the Company's executive officers (except that he makes no recommendation with respect to his own compensation arrangements). The Committee considers the recommendations during its regularly-scheduled meetings, and may choose to adopt the recommendations, in whole or in part, at the Committee's sole discretion. The Committee is responsible for making all decisions regarding executive compensation.

Independent Compensation Consultant; Use of Market Data

In 2025, the Committee retained compensation consultants to advise the Committee on the design and administration of the Company's short-term and long-term incentive compensation programs and to provide a comprehensive analysis of executive compensation market data and industry trends. The Committee reviewed the services provided by its compensation consultants and believes that each of Compensation Advisory Partners and Willis Towers Watson was independent in providing executive compensation consulting services to the Committee. In making this determination, the Committee noted that during 2025:

- The compensation consultants did not provide any services to the Company or management other than services requested by or with the approval of the Committee, and its services were limited to advising on executive and director compensation-related matters. Specifically, the compensation consultants did not provide, directly or indirectly through any affiliates, any non-executive employee compensation services, such as pension consulting or human resource outsourcing;
- The compensation consultants maintained a conflict of interest policy, which was provided to the Committee, with specific policies and procedures designed to ensure independence;
- Fees paid to each compensation consultant by the Company during 2025 were less than 1% of their total revenue;
- Neither of the compensation consultants working on Company matters had any business or personal relationship with Committee members;
- Neither of the compensation consultants working on Company matters had any business or personal relationship with any executive officer of the Company; and
- Neither of the compensation consultants working on Company matters owned Company stock.

The Committee monitors the independence of its outside consultants on a periodic basis.

During 2025, the Committee consulted with its compensation consultant regarding the Company's short-term and long-term incentive compensation programs, market trends, and executive compensation peer group and compensation benchmarking, as described below. Willis Towers Watson has provided the Committee with detailed analysis and recommendations on the structure of the Company's short-term and long-term incentive compensation programs in terms of design, metrics, and payout opportunities, and the Committee intends to continue to periodically refine the Company's short-term and long-term incentive compensation programs based on a number of factors, including the Company's business strategy, its compensation consultant's recommendations, market trends in the Company's industry, and general economic conditions. Willis Towers Watson will also advise the Nominating, Governance, and Sustainability Committee on non-employee director compensation.

Peer Group and the Compensation Benchmarking Process

The Committee reviews executive compensation levels annually using peer group and other survey data provided by its compensation consultant. The Committee does not attempt to set executive compensation at a pre-defined percentile of the market, but the Committee does use comparative data in an effort to be better informed in its executive compensation-related decisions.

The Committee believes that, due to the Company's unique position in its industry, there are limited direct market comparators for the purpose of determining the appropriateness of the Company's compensation for its executive officers and, for this reason, does not depend solely on one market reference when determining executive officer compensation. It does, however, review executive compensation against compensation paid to executive officers holding similar positions in certain select "peer group" companies. For purposes of making 2025 executive compensation decisions, this peer group was as follows:

2025 PEER GROUP

● EMCOR Group, Inc.	● MasTec, Inc.	● KBR, Inc.
● ABM Industries Incorporated	● Tutor Perini Corporation	● Valmont Industries, Inc.
● Granite Construction Incorporated	● Dycom Industries, Inc.	● MYR Group Inc.
● Primoris Services Corporation	● Tetra Tech, Inc.	● IES Holdings, Inc.
● APi Group Corporation	● Sterling Infrastructure, Inc.	● MDU Resources Group, Inc.
● AECOM	● Oshkosh Corporation	● Fluor Corporation

Based on its review of the peer companies against certain peer group selection criteria and the Company's exceptional performance, in consultation with its compensation consultant, the Committee determined it was appropriate to reconsider the peer group. In determining the appropriateness of the peer group, the Committee, in consultation with its compensation consultant, considered selection criteria such as revenue, the Company's earnings before interest, taxes, depreciation, and amortization (EBITDA), and total shareholder return, in addition to the industry, price to earnings, and market capitalization of each company. Upon extensive consideration and comprehensive evaluation, the Committee adopted the following changes to the peer group for 2026 compensation decisions: removed Fluor Corporation, Tutor Perini Corporation, MYR Group Inc., IES Holdings, Inc., Sterling Infrastructure, Inc., and MDU Resources Group, Inc. and added Quanta Services, Inc., Johnson Controls International plc, Builders FirstSource, Inc., Jacobs Solutions, Inc., Xylem Inc., and Lennox International Inc.

The Committee uses a combination of the peer group and executive compensation survey data to provide a general market review of the competitiveness of total compensation levels for the Company's executive officers; however, the Committee does not otherwise formally benchmark the compensation of the Company's executive officers. Additionally, the Company employs a separate TSR (defined below) performance peer group for measuring relative total shareholder return under PSU awards, as discussed in further detail below.

Use of Tally Sheets

The Committee routinely uses tally sheets to assist it in analyzing executive officers' total compensation. Tally sheets provide the Committee with information about the following components of compensation paid or granted over the preceding three-year period: cash compensation, including salary and annual incentive compensation, and long-term incentive compensation. These tally sheets also provide an estimate of amounts payable in the event of a voluntary or involuntary termination of employment, including by reason of death, disability, or a change in control resulting in termination of employment. The Committee also reviews information regarding long-term incentive awards, including statistics on share usage, analysis of current "in-the-money" values of outstanding option grants and current values of time-vesting restricted stock unit ("RSU") and performance-vesting restricted stock unit ("PSU") awards, and a summary of current and past performance results.

Chief Executive Officer Compensation

Each year, the Committee meets in executive session (*i.e.*, separately from management) to evaluate the Chief Executive Officer's performance and determine his total compensation. The Committee conducts an assessment of the Chief Executive Officer's performance as well as an assessment of other relevant factors, such as the Company's performance, individual tenure, and position tenure, and sets the Chief Executive Officer's compensation for each year based on the Committee's assessment of these factors. Although the Committee does not attempt to set the Chief Executive Officer's target compensation at any specific percentile of compensation for peer group companies, the Committee does use peer group and other survey data as context in reviewing the Chief Executive Officer's overall compensation levels and approving compensation actions. Based on the evaluation, the Committee determined that the Chief Executive Officer's target compensation was below the market median, which was a contributing factor to adjustments made to base salary, target annual incentive opportunity, and long-term incentive awards for fiscal year 2025.

Elements of Compensation

The Company's executive compensation program consists of four basic elements:

	COMPENSATION ELEMENT	OBJECTIVE	KEY CHARACTERISTICS
FIXED	BASE SALARY	• Provide a fixed level of cash compensation for performing day-to-day functions • Attract and retain strong executive talent	• Levels are evaluated annually by the Committee • For 2025, base salaries were established based on a number of factors, including each executive's performance and tenure, advice from the Committee's independent compensation consultant, and analysis of peer group and survey data and economic conditions
VARIABLE/AT RISK	ANNUAL INCENTIVE PLAN	• Reward annual financial and individual performance	• Target awards are established as a percentage of base salary • The majority of each award's target opportunity is based on the achievement of objective, pre-established goals related to the Company's EPS and FCF performance
	LONG-TERM INCENTIVE AWARDS	• Reward long-term Company performance • Encourage focus on growing stockholder value • Align management's interests with stockholders' interests • Encourage retention of key management employees, stability, and continuity of leadership	• Awards are provided through a combination of time-vesting RSUs and dollar-denominated PSUs • Dollar-denominated PSUs are earned based on the achievement of objective, pre-established performance goals, including total shareholder return relative to certain comparable companies and the Company's EPS performance • RSUs are subject to a three-year ratable vesting schedule; dollar-denominated PSUs that are earned based on performance cliff vest following the end of a three-year performance period
	BENEFITS	• Attract and retain strong executive talent • Provide basic financial stability	• Participation in health, welfare, and retirement benefit plans, generally on the same terms as all other full-time employees of the Company

While base salaries, together with health, welfare, and retirement benefits, are designed to provide basic compensation and financial stability, the purpose of annual incentive compensation is primarily to encourage the Company's executive officers to focus on the execution of the Company's business strategy and plan for the current year. Long-term incentives, granted in the form of RSUs and PSUs, are designed to:

- align executive officers' interests with those of stockholders;
- incentivize them to attain longer-term Company performance goals; and
- encourage them to remain with the Company.

Unlike annual incentive compensation, which, as discussed below, tends to focus on more current Company and individual performance, long-term incentives focus on sustained results and growing stockholder value.

Relative Size of Major Compensation Elements

The combination of base salary, annual incentive awards, and long-term incentive awards is referred to as the "total target direct compensation." In setting executive officer compensation, the Committee considers the aggregate compensation payable to the executive, assuming target performance is achieved, as well as the weighting of each compensation component. The Committee seeks to achieve the appropriate balance between short- and long-term cash compensation and incentives for the achievement of both annual and long-term financial and non-financial objectives.

Allocation Among Compensation Elements

For 2025, the portion of the Chief Executive Officer's and the average of each of the other Named Executive Officers' total target direct compensation (for annual incentive awards, assuming target performance was achieved, and, for annual equity awards, based on grant date values at target) that was variable and at-risk is illustrated as follows:

Total Target Compensation Mix



Chief Executive Officer

14% Base Salary
17% Annual Incentive Plan
34% PSU Awards
34% RSU Awards
86% Variable Pay



Average of Other Named Executive Officers

28% Base Salary
25% Annual Incentive Plan
24% PSU Awards
24% RSU Awards
72% Variable Pay

"Average of Other Named Executive Officers" is based on an average of the respective compensation of Messrs. George, McKenna and Reed and Ms. Howell.

Because the value that a Named Executive Officer may receive with respect to RSUs will depend on the performance of the Company's Common Stock, and therefore is variable, and because PSUs are contingent upon the achievement of specified performance goals, we have included both RSU and PSU awards as elements of "Variable Pay" in the charts above.

Base Salary

The Committee determines base salary for our executive officers after considering several factors, including the executive's individual experience, performance, and individual skills. Only after weighing these factors does the Committee consider peer group and/or survey data. The Committee uses executive officers' performance assessments, Company performance, internal equity, peer group and other survey data, as described above, and its own analysis of the executive officer's individual performance to determine each executive's base salary at least annually. Following its review of peer group and market data and the other factors described above, and taking into account the Company's strong performance, on December 17, 2024, the Committee approved an increase in each Named Executive Officer's base salary as set forth in the table below, effective January 1, 2025. The Committee believes that these increases were appropriate to reward the Named Executive Officers for their contributions to the Company's success and to bring their base salaries more in line with the market. Mr. Reed's 2024 base salary is not included in the table below because Mr. Reed was not a named executive officer for 2024.

Named Executive Officer	2025 Base Salary $	2024 Base Salary $
Brian Lane	1,250,000	1,100,000
William George	775,000	750,000
Trent McKenna	725,000	575,000
Laura Howell	575,000	475,000
Terrence Reed	450,000	—

Annual Incentive Plan

The Named Executive Officers are eligible to participate in a cash-based annual incentive plan and receive incentive bonuses based on actual performance against key business and individual goals.

The annual incentive plan consists of two distinct components: a corporate financial performance component and an individual performance component. In 2025, consistent with previous years, the corporate financial performance component of the annual incentive plan rewarded the achievement of EPS and FCF goals (together, the "Corporate Financial Incentive"). The Committee believes that EPS remains an important metric for the Company because it encourages a focus on profitability. The Committee continued the use of FCF as a metric under the annual incentive plan because it incentivizes management's focus on increasing the Company's cash flow. The second, smaller, component of the annual incentive plan rewarded the achievement of specified individual performance goals (the "Individual Performance Incentive").

Each year, the Committee determines the threshold, target, and maximum incentive opportunities for the Company's executive officers, as a percentage of the executive's base salary. To determine these base salary percentages for each Named Executive Officer for 2025, in addition to historical and projected Company financial performance, the Committee considered the Named Executive Officer's historical annual incentive levels and the degree to which a Named Executive Officer's efforts and job function were expected to influence and contribute to the Company's financial performance. After assigning threshold, target, and maximum base salary percentages for each Named Executive Officer, the Committee then used peer group and other survey data, as described above, to assess the reasonableness of such assigned levels. Target annual incentive opportunities for the Named Executive Officers for 2025 are summarized in the table below, which were unchanged as compared to 2024 targets:

	Target Annual Incentive Opportunity as a Percent of Base Salary		
Named Executive Officer	Target Corporate Financial Incentive	Target Individual Performance Incentive	Total Target Incentive Opportunity
Brian Lane	115 %	10 %	125 %
William George	90 %	10 %	100 %
Trent McKenna	90 %	10 %	100 %
Laura Howell	65 %	10 %	75 %
Terrence Reed	65 %	10 %	75 %

For the Corporate Financial Incentive, annual incentive opportunities were allocated 70% to the EPS portion and 30% to the FCF portion. For each metric, each Named Executive Officer had a threshold opportunity of 40% of his or her target annual incentive opportunity and a maximum annual incentive opportunity of 200% of his or her target annual incentive opportunity.

Corporate Financial Incentive Criteria

At the beginning of each year, the Committee sets a threshold, target, and maximum performance level for each corporate performance goal for purposes of the Corporate Financial Incentive component of the annual incentive plan. For each of the Named Executive Officers for 2025, consistent with prior years, the EPS portion of the Corporate Financial Incentive represented 70% of the total Corporate Financial Incentive opportunity, and the FCF portion of the Corporate Financial Incentive represented 30% of the total Corporate Financial Incentive opportunity. If neither the EPS nor FCF thresholds were met, then no portion of the Corporate Financial Incentive would be paid. If only one of the EPS or FCF thresholds were met, then only that portion of the Corporate Financial Incentive would be paid.

In setting the EPS and FCF threshold, target, and maximum performance levels, the Committee reviews management's recommendations and then considers the Company's historical financial performance as well as projections for the industry and industry historical financial performance and projections. The Committee sets EPS and FCF at levels that it considers aggressive but attainable with the intention that the Named Executive Officers will be encouraged to strive for continued improvement in Company performance, ultimately benefiting the Company's stockholders, and to continue those efforts even after the EPS and/or FCF threshold performance levels have been achieved. The Committee believes that the added value that results from the Company's achievement of EPS and/or FCF goals above the threshold performance levels to the Company and its stockholders is sufficient to justify the proportionate increases in amounts paid to the Named Executive Officers for achievement above threshold performance levels.

The threshold, target, and maximum performance levels for each of the corporate performance goals for 2025 annual incentives were as set forth in the table below. For performance between threshold, target, and maximum performance levels, the amount that is earned is determined on a straight-line basis.

2025 Corporate Financial Incentive Goals

EPS	Threshold	$11.00
	Target	$15.75
	Max	$20.50
FCF	Threshold	$211.5M
	Target	$302.0M
	Max	$393.0M

For purposes of the annual incentive plan and consistent with previous years, (i) EPS was calculated from the Company's audited financial statements for the year ended December 31, 2025 in accordance with U.S. generally accepted accounting principles, except that it did not take into account: (A) goodwill impairment; (B) write-off of debt costs; (C) restructuring charges; (D) any cumulative effect of a change in accounting principles; or (E) any other unusual or non-recurring items as determined by the Committee; and (ii) FCF is defined as cash flow from operating activities less customary capital expenditures, plus the proceeds from asset sales, but excludes: (A) certain unusual items, as determined by the Committee; and (B) certain items related to acquisitions or sales of businesses.

In 2025, the Committee did not make any adjustments or exercise discretion to exclude any unusual or non-recurring items or acquisition related items to EPS or FCF for purposes of determining levels of achievement under the annual incentive plans. For a further discussion of how we calculate EPS and FCF, see the "Liquidity and Capital Resources" section and Note 14 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025.

The Company's EPS and FCF for calculating incentive compensation achievement levels for 2025 were $28.88 and $1.04 billion, respectively. The amounts earned by each of the Named Executive Officers in respect of the Corporate Financial Incentive under the annual incentive plan for 2025 are set forth in the table below.

2025 CORPORATE FINANCIAL INCENTIVE ACHIEVEMENT LEVELS

Named Executive Officer	Base Salary $	EPS Incentive Award Achievement (As a % of Base Salary)	(In Dollars) $	FCF Incentive Award Achievement (As a % of Base Salary)	(In Dollars) $	Corporate Financial Incentive Awarded (As a % of Base Salary)	(In Dollars) $
Brian Lane	1,250,000	161.0 %	2,012,500	69.0 %	862,500	230.0 %	2,875,000
William George	775,000	126.0 %	976,500	54.0 %	418,500	180.0 %	1,395,000
Trent McKenna	725,000	126.0 %	913,500	54.0 %	391,500	180.0 %	1,305,000
Laura Howell	575,000	91.0 %	523,250	39.0 %	224,250	130.0 %	747,500
Terrence Reed	450,000	91.0 %	409,500	39.0 %	175,500	130.0 %	585,000

Individual Performance Incentive

In addition to, and independent from, the Corporate Financial Incentive portion of the annual incentive plan, for 2025 each Named Executive Officer was eligible to receive the Individual Performance Incentive, which is annual incentive compensation based on the executive's achievement of individual performance goals related to the Company's business and strategy.

At the beginning of 2025, each Named Executive Officer, including the Chief Executive Officer, identified individual performance goals for the upcoming year. Each Named Executive Officer's individual performance goals were discussed and identified in consultation with (i) the Chief Executive Officer, in the case of Messrs. George, McKenna and Reed and Ms. Howell and (ii) the Committee, in the case of Mr. Lane. These goals varied depending on the roles and responsibilities for each Named Executive Officer. For 2025, specific goals for each Named Executive Officer included:

Executive	2025 Individual Performance Goals
Brian Lane	✓ Accomplish operational goals related to strategic, company-wide development
	✓ Advance strategic succession planning initiatives
	✓ Improve Company-wide employee safety measure[1]
	✓ Achieve Company-wide talent goals
William George	✓ Advance strategic acquisition and succession planning initiatives
	✓ Improve Company-wide employee safety measure[1]
Trent McKenna	✓ Accomplish enterprise strategy, professional development, and succession planning goals
	✓ Advance strategic service growth initiatives
	✓ Improve Company-wide employee safety measure[1]
	✓ Achieve Company-wide talent goals
Laura Howell	✓ Accomplish cybersecurity strategy priorities
	✓ Ensure success of additional sustainability initiative priorities
	✓ Improve Company-wide employee safety measure[1]
	✓ Achieve Company-wide talent goals
Terrence Reed	✓ Ensure success of succession planning and workforce strategy
	✓ Advance talent management and benefits strategy
	✓ Improve Company-wide employee safety measure[1]
	✓ Achieve Company-wide talent goals

(1) The Company-wide employee safety measure tracks the OSHA Recordable Incident Rate ("ORIR"), which is a nationally-recognized metric that tracks the number of employees per 100 full-time employees that have been involved in a recordable work-related injury or illness. In addition to the ORIR performance metric, the Company's executive officers are required to attend safety training classes on an annual basis. No amount would be payable to the Named Executive Officers in respect of this safety measure if there was a work-related fatality of a Company employee during the year or if a Named Executive Officer does not attend the required safety classes.

Each of the Named Executive Officers' individual performance goals for 2025 were quantifiable and were generally composed of four levels of attainment: Minimum (25% attainment), Meets (50% attainment), Exceeds (75% attainment) and Significantly Exceeds (100% attainment). The goals were measured on a scale of 0-200% and were weighted to reflect each goal's strategic importance.

The Chief Executive Officer and/or the General Counsel presented a summary evaluation of the level of achievement of these goals for each Named Executive Officer (other than himself or herself) to the Committee following the end of the year. In addition, each Named Executive Officer (other than Mr. Lane) received performance feedback from his or her direct supervisor throughout the year and a formal performance review at the end of the year, at which time the Named Executive Officer and his or her direct supervisor evaluated the Named Executive Officer's satisfaction of his or her individual performance goals.

In executive session, the Committee reviewed and discussed its evaluation of Mr. Lane's performance over the past year and the performance summaries for each other Named Executive Officer. The Committee also considered significant individual contributions beyond the pre-established goals and each executive's overall effectiveness. Based on its evaluation of these factors, the Committee then determined the Named Executive Officer's individual performance score. For 2025, the individual performance scores and the Individual Performance Incentive for each of the Named Executive Officers are set forth below:

2025 INDIVIDUAL PERFORMANCE INCENTIVE DETERMINATION

Named Executive Officer	Base Salary $	Individual Performance Incentive Opportunity (As a % of Base Salary)			Individual Performance Score	Individual Performance Incentive	
		Threshold	Target	Maximum		(As a % of Base Salary)	(In Dollars) $
Brian Lane	1,250,000	5 %	10 %	20 %	176.9 %	17.7 %	221,125
William George	775,000	5 %	10 %	20 %	192.0 %	19.2 %	148,800
Trent McKenna	725,000	5 %	10 %	20 %	135.1 %	13.5 %	97,948
Laura Howell	575,000	5 %	10 %	20 %	182.9 %	18.3 %	105,168
Terrence Reed	450,000	5 %	10 %	20 %	182.9 %	18.3 %	82,305

The Committee believes that corporate financial measures such as EPS and FCF, when taken together with an additional component to reflect individual achievement, are appropriate measures for determining annual incentive compensation. This two-part framework provided the Named Executive Officers with incentives to both achieve key Company financial goals and sustain long-term growth for the Company and also maintains the Committee's flexibility to reward outstanding individual performance.

Long-Term Incentives

In 2025, LTI grants made to the Named Executive Officers consisted of RSUs and PSUs, the latter of which are denominated in dollar amounts but, once earned, are settled in shares of Common Stock based on the market value of the Common Stock following the end of the applicable performance period. The Committee designs the components and weightings of LTI awards to encourage the achievement of key performance goals and retention and also to balance the performance metrics utilized among the Company's performance relative to certain comparable companies, the Company's ongoing profitability, and the performance of the Common Stock. The Committee believes that these awards promote a long-term view and further align the executive officers' interests with those of our stockholders.

From 2012 through 2018, the Company's executive officers were generally granted PSUs, RSUs, and stock options on an annual basis. The Committee modified the structure for LTI awards in March 2019 by removing stock options from annual LTI grants and rebalancing the awards so that 50% of the LTI grant was in the form of RSUs and 50% was in the form of PSUs, based on grant date value and, for PSUs, assuming target performance is achieved. This decision was based, in part, on input from its compensation consultant, and was the first significant structural change since the previous LTI structure was adopted in 2012. The Committee believed that removing stock options and allocating more value to the PSU and RSU awards better aligned the Company's compensation program with peer and broader market practices. The mix provides a balanced approach to long-term retention through the use of RSU awards while still including a heavy emphasis on performance-based awards through the use of PSUs. The Company's annual LTI grants for the Named Executive Officers in March 2025 followed this 50% RSU and 50% PSU structure.

Award Type	Description	Alignment With and Key Benefits to Stockholders
RSUs	• 50% of total LTI grant value • Vest ratably over three years	• Value dependent upon stock price performance • Enhances retention of executive talent • Encourages long-term stock ownership
PSUs	• 50% of total LTI grant value (assuming target performance) • Vest following the end of a three-year performance period, contingent upon achievement of specified levels of performance measured for each year during such period • Dollar-denominated awards • Settled in shares based upon stock price following the end of the performance period • Performance based upon: EPS performance (50%) and TSR (defined below) performance against peers (50%)	• Performance-based • EPS performance goals reward focus on sustainable year-over-year profitability • TSR performance goals reward focus on producing stockholder returns in excess of those produced by comparable companies

2025 ANNUAL LTI GRANTS*



PSUs 50%

RSUs 50%

*Based on grant date fair value, assuming target performance.

The Committee believes that LTI compensation should be correlated with salary and short-term incentive compensation. As such, the Committee uses a percentage of each executive officer's base salary to determine the total dollar amount of the LTI compensation award to be granted to that executive annually, based on grant date values and, for PSUs, assuming target performance is achieved. The Committee determines these percentage levels by analyzing each executive officer's tenure, responsibilities, and professional experience, recommendations from its compensation consultant based on peer group and other survey data, as described above, and the executive officer's historical annual LTI compensation levels. Following its review of peer group and market data and the other factors described above, and taking into account the Company's strong performance, on December 17, 2024, the Committee approved an increase in each Named Executive Officer's annual LTI awards, as a percentage of his or her base salary, as set forth in the table below. For 2025, the following percentage of base salary was used for the Named Executive Officers to determine the grant date value of annual LTI awards: Mr. Lane, 500% of base salary; Mr. George, 200% of base salary; Mr. McKenna, 200% of base salary; Ms. Howell, 150% of base salary; and Mr. Reed, 105% of base salary. The Committee believes that these increases were appropriate to reward the Named Executive Officers, further align their interest with our stockholders, and bring their LTI awards and compensation generally more in line with the market.

Named Executive Officer	2025 LTI Percentage	2024 LTI Percentage
Brian Lane	500 %	410 %
William George	200 %	190 %
Trent McKenna	200 %	175 %
Laura Howell	150 %	145 %
Terrence Reed	105 %	—

Once each executive officer's total grant date value is determined, the number of RSUs and the value of PSUs is determined. The number of RSUs granted is determined by dividing the total dollar amount of the RSUs to be granted by the closing price of the Company's stock on the date of grant, and rounding down to the nearest full RSU. PSUs are denominated in dollars.

As an illustration, Mr. Lane's 2025 award of LTI compensation was calculated as follows:

Total Amount of Award: 500% of base salary of $1,250,000 equals $6,250,000.

RSUs Awarded: 50% of $6,250,000 equals $3,125,000 in value of RSUs. $3,125,000 divided by $357.53 (the closing price of the Common Stock on the date of grant) equals 8,740 RSUs.

PSUs Awarded: 50% of $6,250,000 equals $3,125,000 in value of PSUs (dollar-denominated, assuming target performance).

The table below sets forth the 2025 annual LTI awards for each of the Named Executive Officers:

Named Executive Officer	Base Salary $	Salary Percentage For Calculating Plan Awards	Number of RSUs Awarded	Dollar Value of PSUs Awarded (At Target) $	Value of Awards Under Plan (At Target) $
Brian Lane	1,250,000	500 %	8,740	3,125,000	6,250,000
William George	775,000	200 %	2,167	775,000	1,550,000
Trent McKenna	725,000	200 %	2,027	725,000	1,450,000
Laura Howell	575,000	150 %	1,206	431,250	862,500
Terrence Reed	450,000	105 %	660	236,250	472,500

PSU DESIGN

For PSUs granted in 2025 and prior years, upon vesting, PSUs will be settled in shares of Common Stock, with the number of such shares determined by dividing the dollar value of vested PSUs (which may be up to 200% of the original dollar value of such PSUs) by the market value of the Common Stock following the end of the applicable three-year performance period. PSUs are earned based on the level of achievement of the two goals set forth in the table below, both of which are measured on an annual basis over a three-year performance period, and earned PSUs vest in full upon determination of the level of achievement of the performance metrics by the Committee following the end of the applicable three-year performance period, generally subject to continued employment through the end of the three-year performance period.

In connection with its ongoing review of executive compensation practices, and in consultation with its compensation consultant, the Committee has approved certain changes to the structure of the PSUs to be granted beginning in 2026. More specifically, beginning in 2026, PSUs are expected to be share denominated, rather than dollar denominated, and will also include changes to the performance conditions, while still utilizing EPS (defined below) and TSR (defined below) metrics. These changes are designed to strengthen the link between executive pay and Company performance. The Committee expects to implement these changes for equity awards granted in 2026, and full details will be disclosed in the Company's 2027 proxy statement.

Performance Measure	Measurement	Percentage of Performance Award Subject to Measure
Earnings Per Share	● Company's actual EPS performance relative to pre-established EPS performance goals	● 50%
Relative Total Shareholder Return	● Company's performance relative to comparable companies*	● 50%

* For purposes of measuring the Company's relative total shareholder return for awards granted in 2025, the identified group of comparable companies consists of: Primoris Services Corporation; Tutor Perini Corporation; Stantec Inc.; Dycom Industries Inc.; MasTec, Inc.; Sterling Infrastructure, Inc.; EMCOR Group Inc.; MYR Group, Inc.; Quanta Services, Inc.; Tetra Tech Inc.; Granite Construction Incorporated; APi Group Corporation; Fluor Corporation; AECOM; and Jacobs Solutions. Based on industry analysis and feedback from financial analysts, the Company believes these companies are the most likely to compete with the Company for investment by institutional investors. This group of comparable companies is not used for benchmarking the compensation of the Named Executive Officers.

EPS

The EPS measure compares the Company's actual EPS performance against its pre-established EPS performance goals over a three-year performance period. For this purpose, EPS is determined and calculated as described under "Annual Incentive Plan" above. For each year in the performance period, the Company's actual EPS performance is compared against these EPS goals and expressed as a percentage. The EPS percentages for each of the three years in the performance period are then averaged together to determine the final level of EPS achievement upon which the payout, if any, will be earned.

Relative Total Shareholder Return ("TSR")

The relative TSR measure compares the Company's TSR to the TSR of a specified group of comparable companies, and payouts are determined by the Company's rank relative to others in the group. For each year in the three-year performance period, TSR is calculated by determining the difference between the average closing price of a company's common stock during the first 30 consecutive days of the year and the last 30 consecutive days of the year. The calculation assumes that dividends are reinvested in additional shares. The Company's TSR is then compared against the TSR for other companies in the group and assigned a percentile ranking. The Company's TSR percentile ranking for each of the three years in the performance period are then averaged together to determine the final percentile ranking upon which the payout, if any, will be earned.

The following chart outlines the range of potential settlements for the PSUs based on the two performance measures, as a percentage of the target amount. The number of PSUs that may be earned ranges from 0% to 200% of the target award amount.

| Performance Level | Relative TSR | | EPS | |
	Percentage of Target Earned	Performance Measure	Percentage of Target Earned	Performance Measure
Maximum	200 %	75th Percentile or Above	200 %	Over 120% of Target
Target	100 %	50th Percentile	100 %	100% of Target
Threshold	50 %	25th Percentile	25 %	70% of Target
Below Threshold	0 %	Below 25th Percentile	0 %	Below 70% of Target

PSU AWARDS WITH PERFORMANCE PERIOD ENDING IN 2025

PSU awards granted in 2023 with a 2023-2025 performance period were settled in early 2026. The following table summarizes the EPS and TSR levels achieved over such awards' three-year performance period and the payout factor for these awards.

	2023	2024	2025	3-Year Average	Payout Factor (% of Target)
EPS (% of Target)	158 %	162 %	183 %	168 %	200 %
TSR (Percentile Rank)	87 %	73 %	93 %	84 %	200 %

RULE OF 75

The "Rule of 75" provides that if an executive officer retires from the Company at a time when the sum of his or her age and his or her years of service at the Company is greater than or equal to 75, then upon the executive's retirement, the executive will generally have been deemed to have satisfied the continuous employment requirement for any equity award to vest (unless the award provides otherwise). Pursuant to the Rule of 75, all performance-based equity awards will continue to be earned only if the applicable performance measures are satisfied, and will vest at no more than target value (rather than any amount up to maximum value), but the requirement that the executive be employed by the Company at the time of vesting based on performance will be deemed to be satisfied. As of December 31, 2025, Messrs. Lane and George satisfied the Rule of 75.

Health and Retirement Benefits

The Company's health and retirement plans include medical, dental, life, disability and accidental death and dismemberment coverage, and eligibility to participate in the Company's 401(k) retirement plan. The Company's benefit programs are designed to be competitive with those of other similarly-sized and -situated companies. The plans offered to the Company's executive officers are broad-based plans available to all full-time employees. Under the Company's 401(k) retirement plan, the Company matches an employee's pre-tax contributions to the plan at a rate of 50% of up to 5% of an employee's eligible pay or up to the maximum allowed contribution pursuant to the Internal Revenue Code of 1986, as amended (the "Code").

Perquisites

The Company generally does not provide perquisites to its executive officers that are not provided to other employees. However, the Company does provide increased levels of disability and life insurance coverage that are only available to executive officers of the Company. The Company pays these increased premiums on behalf of the executive officers.

Change in Control and Severance Benefits

The Named Executive Officers and other members of senior management serve as at-will employees of the Company without any guaranteed period of employment. However, the Committee believes that an executive severance policy paired with change in control agreements provide appropriate protections to attract and retain qualified and talented individuals to serve as the Company's executive officers, permit the Company's executive officers to focus fully on improving the Company's operations and long-term success, and protect stockholder value by providing continuity of management during any transition period. The severance and change in control benefits are intended to be set at market-competitive levels and help ensure that the Company can attract and retain talented executive officers. These benefits also help ensure that executive officers remain focused on maximizing stockholder value in the context of an actual or potential transaction that might result in the loss or the diminution of their current positions. The Company believes that these benefits are reasonable and ultimately benefit stockholders. The executive severance policy and change in control agreements are more fully described below under "Potential Payments Upon Termination or Change in Control."

Stock Ownership Requirements

The Company's stock ownership requirements provide that within three years of being appointed as an executive officer, or being promoted to such a position, an executive is required to beneficially own Common Stock, taking into account all outstanding vested and unvested stock options, RSUs, PSUs, and shares of stock, having a market value or cost basis, whichever is higher, equal to at least the following multiple of his or her base salary (for purposes of determining an executive's stock ownership multiple, if an executive holds more than one title subject to a stock ownership requirement, then the title with the higher multiple will apply to such executive):



LEVEL	BASE SALARY MULTIPLE
Chief Executive Officer	5x
President	4x
Chief Operating Officer	3x
Chief Financial Officer	3x
General Counsel	2x
Senior Vice President	2x
Chief Accounting Officer	1x
Regional Vice President	1x

For purposes of calculating the above multiple, the actual compensation expense incurred by the Company related to the equity award is used only if it is greater than the current market value of the Common Stock subject to the equity award. In March 2026, the Board revised the Company's Governance Standards to add ownership requirements for the President, as set forth above. As of December 31, 2025, each of our executive officers was in compliance with the stock ownership requirements.

Executive Compensation Recovery, or "Clawback," Policy

The Company's executive compensation recovery, or "clawback," policy provides that, to the extent permitted by applicable law, the Board may seek to recoup—or "claw back"—any cash compensation paid to executive officers and certain other employees identified by the Board where the payment was predicated upon the achievement of certain financial results that were satisfied based upon such individual's intentional, fraudulent, or illegal conduct. The Board has the sole discretion to determine whether an individual's conduct has or has not met any particular standard of conduct. The Board may, in its sole discretion after considering the best interests of the Company, determine not to recover such payment. In the event that a restatement of the Company's financial statements is required, the Company will seek to recover any compensation received by the Chief Executive Officer and Chief Financial Officer that is required to be recovered by Section 304 of the Sarbanes-Oxley Act of 2002. In 2023, we expanded our clawback policy to address the recovery of erroneously-awarded incentive compensation in compliance with the requirements of the Dodd-Frank Act, final SEC rules, and applicable listing standards by adopting an additional policy, which additional policy was filed as an exhibit to our Annual Report on Form 10-K, commencing with the Annual Report on Form 10-K for the year ended December 31, 2023.

Anti-Hedging/Pledging Policy

Our Insider Trading Window Policy prohibits our directors, executive officers, and other employees from, among other things, engaging in hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds, that may permit them to continue to own Company stock, but without the full risks and rewards of ownership. No categories of hedging transactions are specifically permitted by this policy. Our Insider Trading Window Policy also prohibits our directors, executive officers, and other employees from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan.

Equity Award Policy and Practices

In response to Item 402(x)(1) of Regulation S-K, we generally do not currently grant new awards of stock options, stock appreciation rights, or similar option-like instruments. Accordingly, we have no specific policy or practice on the timing of awards of such options in relation to our disclosure of material nonpublic information. In the event we determine to grant new awards of such options in the future, we will evaluate the appropriate steps to take in relation to the foregoing. For fiscal year ended December 31, 2025, we did not grant stock options, stock appreciation rights, or similar option-like instruments to any Named Executive Officer.

Risk Considerations in our Compensation Policies

The Committee regularly reviews our various compensation programs and has concluded that they do not create risks that are reasonably likely to have a material adverse effect on the Company or our stockholders. In reaching this conclusion, the Committee considered the following: (i) the use of balanced performance targets; (ii) the Company's "clawback" policies; (iii) the Company's stock ownership requirements; (iv) the use of EPS performance metrics that are uniformly applied to all executive officers; (v) a three-year vesting period for LTI compensation; and (vi) the Company's anti-hedging/pledging policy.

Impact of Accounting and Tax Treatment on Compensation

Section 162(m) of the Code ("Section 162(m)") generally disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year payable to certain executive officers, subject to certain grandfathering rules for compensation arrangements in effect on November 2, 2017 and not materially modified thereafter. The Committee believes that its primary responsibility is to provide a compensation program that attracts, retains, and rewards the executive officers and other key employees that are important to the Company's success. Accordingly, the Committee has authorized and will continue to authorize compensation payments that are limited, in full or in part, as to tax deductibility.

The Committee regularly considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity plans and programs. If accounting standards change, the Company may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Compensation and Human Capital Committee Report

The Compensation and Human Capital Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on its review and discussions, the Committee recommended to the Company's Board of Directors the inclusion of the Compensation Discussion and Analysis in the Company's 2026 proxy statement. This report is provided by the following independent directors, who comprise the Compensation and Human Capital Committee.

Members of the Compensation and Human Capital Committee

Constance E. Skidmore (Chair)
Darcy G. Anderson
Rhoman J. Hardy
Pablo G. Mercado
William J. Sandbrook

The preceding "Compensation and Human Capital Committee Report" shall not be deemed soliciting material or to be filed with the Securities and Exchange Commission, nor shall any information in this report be incorporated by reference into any past or future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent the Company incorporates it by reference into such filing.

Summary of Executive Compensation

The following table includes information regarding the compensation paid or awarded to, or earned by, the Named Executive Officers for each of 2025, 2024, and 2023 or for such shorter period for which disclosure is required under SEC rules. For more information about the components of compensation for 2025, please refer to the following subsections of the CD&A:

- "Base Salary" for information about salary;
- "Annual Incentive Plan" for information about short-term incentives;
- "Long-Term Incentives" for information about equity grants; and
- "Health and Retirement Benefits" and "Perquisites" for information about other compensation.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Brian Lane President and Chief Executive Officer[4]	2025	1,250,000	6,249,812	3,096,125	24,878	10,620,815
	2024	1,100,000	4,509,860	2,541,000	25,878	8,176,738
	2023	1,002,000	3,256,375	2,354,700	22,384	6,635,459
William George Executive Vice President and Chief Financial Officer	2025	775,000	1,549,768	1,543,800	12,728	3,881,296
	2024	750,000	1,424,726	1,470,000	13,728	3,658,454
	2023	633,000	6,116,348	1,231,185	11,124	7,991,657
Trent McKenna Executive Vice President and Chief Operating Officer[5]	2025	725,000	1,449,713	1,402,948	10,564	3,588,225
	2024	575,000	1,006,021	1,070,363	11,564	2,662,948
	2023	506,000	733,598	951,280	9,374	2,200,252
Laura Howell Senior Vice President, General Counsel, and Secretary[6]	2025	575,000	862,431	852,668	9,334	2,299,433
	2024	475,000	688,544	684,000	9,334	1,856,878
	2023	425,000	424,895	621,563	9,280	1,480,738
Terrence Reed Senior Vice President and Chief Human Resources Officer	2025	450,000	472,220	667,305	11,648	1,601,173
	2024	—	—	—	—	—
	2023	—	—	—	—	—

(1) Reflects the aggregate grant date fair value of PSUs and RSUs granted to the Named Executive Officers in the applicable year. The aggregate grant date fair value of these awards was computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For additional information regarding the relevant assumptions used in calculating the value of these awards, see Note 15 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the years ended December 31, 2023, December 31, 2024, and December 31, 2025, as applicable. For these purposes, the grant date fair value of the PSUs is computed based on performance at the target level, which represents the probable outcome of the performance conditions as of the date of grant. The grant date fair value of RSUs is equal to the number of RSUs granted multiplied by the closing stock price of the Common Stock on the date of grant. The aggregate grant date fair value will likely vary from the actual amount the Named Executive Officers receive in respect of the PSUs and RSUs, based on a number of factors, including stock price fluctuations and variances from valuation assumptions.

The PSUs are denominated in dollars and, to the extent they are earned and vest, will be settled in Common Stock based on the market value of the Common Stock following the applicable performance period. PSUs are earned if, and to the degree that, the Company meets certain objective, pre-established performance goals relating to total shareholder return compared to a specified group of comparable companies and EPS performance each year over a three-year performance period and generally vest only if the Named Executive Officer remains employed by the Company through such performance period. The aggregate grant date fair value of the PSUs granted during 2025, assuming achievement of the highest level of performance, was $6,250,000 for Mr. Lane; $1,550,000 for Mr. George; $1,450,000 for Mr. McKenna; $862,500 for Ms. Howell; and $472,500 for Mr. Reed. The aggregate grant date fair value of the PSUs granted during 2024, assuming achievement of the highest level of performance, was $4,510,000 for Mr. Lane; $1,425,000 for Mr. George; $1,006,250 for Mr. McKenna; and $688,750 for Ms. Howell. The aggregate grant date fair value of the PSUs granted during 2023, assuming achievement of the highest level of performance, was $3,256,500 for Mr. Lane; $1,076,100 for Mr. George; $733,700 for Mr. McKenna; and $425,000 for Ms. Howell.

The RSUs are scheduled to vest over three years, generally subject to the Named Executive Officer's continued employment with the Company on the applicable vesting date.

(2) Reflects annual incentive plan awards earned in the applicable year based upon the satisfaction of specified performance goals. For more information on the annual incentive compensation paid to Named Executive Officers for 2025, see the subsection of the CD&A titled "Annual Incentive Plan."

(3) Reflects the following amounts for 2025:

	401(k) Match ($)	Executive Disability & Group Term Life[a] ($)	Fitness[b] ($)
Brian Lane	8,625	16,253	0
William George	8,625	3,863	240
Trent McKenna	8,625	1,699	240
Laura Howell	8,625	709	0
Terrence Reed	8,625	3,023	0

(a) Reflects group term life insurance and disability premiums paid by the Company on behalf of each of the Named Executive Officers.

(b) Reflects reimbursement of health-club dues pursuant to a wellness plan available to all employees in the Company's corporate headquarters.

(4) Mr. Lane served as President and Chief Executive Officer until December 31, 2025, and thereafter as Chief Executive Officer.

(5) Mr. McKenna served as Executive Vice President and Chief Operating Officer until December 31, 2025, and thereafter as President and Chief Operating Officer.

(6) Ms. Howell served as Senior Vice President and General Counsel during 2025 and transitioned to a non-executive senior advisory role effective as of December 31, 2025.

Grants of Plan-Based Awards

The following table provides information concerning awards granted under the Company's annual incentive plan and equity incentive plan during 2025 for the Named Executive Officers. For further information related to grants of plan-based awards, see the subsection of the CD&A titled "Annual Incentive Plan" and the subsection of the CD&A titled "Long-Term Incentives."

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)		
Brian Lane		637,500	1,562,500	3,125,000	—	—	—	—	—
	3/19/25	—	—	—	390,625	3,125,000	6,250,000	—	3,125,000
	3/19/25	—	—	—	—	—	—	8,740	3,124,812
William George		317,750	775,000	1,550,000	—	—	—	—	—
	3/19/25	—	—	—	96,875	775,000	1,550,000	—	775,000
	3/19/25	—	—	—	—	—	—	2,167	774,768
Trent McKenna		297,250	725,000	1,450,000	—	—	—	—	—
	3/19/25	—	—	—	90,625	725,000	1,450,000	—	725,000
	3/19/25	—	—	—	—	—	—	2,027	724,713
Laura Howell		178,250	431,250	862,500	—	—	—	—	—
	3/19/25	—	—	—	53,906	431,250	862,500	—	431,250
	3/19/25	—	—	—	—	—	—	1,206	431,181
Terrence Reed		139,500	337,500	675,000	—	—	—	—	—
	3/19/25	—	—	—	29,531	236,250	472,500	—	236,250
	3/19/25	—	—	—	—	—	—	660	235,970

(1) Reflects amounts payable under 2025 annual incentive plan awards based on individual and Company performance for 2025, which are described in greater detail in the subsection of the CD&A titled "Annual Incentive Plan." Goals under the Individual Performance Incentive component of annual incentive plan awards are measured on a scale of 0% - 200% and do not have a threshold payment level. For purposes of this table, it is assumed that each Named Executive Officer realizes (a) 40% of the Corporate Financial Incentive at threshold, 100% at target, and 200% at maximum, and (b) 50% of the Individual Performance Incentive at threshold, 100% at target, and 200% at maximum.

(2) Reflects amounts payable under dollar-denominated PSUs granted as part of each Named Executive Officer's 2025 LTI awards based on the satisfaction of Company performance goals applicable to the PSUs. The threshold amount is calculated based on the minimum amount that a Named Executive Officer could earn with respect to the PSUs, calculated as if the EPS performance goal were achieved at the minimum level of performance that would result in a portion of the PSUs being earned and as if the minimum level of performance to earn PSUs based on the relative TSR performance goal were not achieved. For additional information about the PSU awards, see footnote 1 of the Summary Compensation Table and the subsection of the CD&A titled "Long-Term Incentives."

(3) Reflects RSUs granted as part of each Named Executive Officer's 2025 annual LTI awards. For additional information about the RSU awards, see footnote 1 of the Summary Compensation Table and the subsection of the CD&A titled "Long-Term Incentives."

(4) Reflects the grant date fair value of LTI awards, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For the RSUs, the value is equal to the number of RSUs multiplied by the closing stock price of the Common Stock on the date of grant ($357.53). For the PSUs, the value is determined as the value at the grant date based on the probable outcome of the performance conditions. For a discussion of valuation assumptions, see Note 15 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025, and for the maximum value of these awards at grant, see footnote 1 to the Summary Compensation Table above.

Equity Awards

As discussed in further detail above, each of the Named Executive Officers was granted RSUs and PSUs in 2025. The RSUs granted to the Named Executive Officers vest ratably in equal annual installments over three years and dollar-denominated PSUs are earned based on the achievement of relative TSR and EPS performance goals and, to the extent earned, cliff vest after three years, in each case, generally subject to the Named Executive Officer's continued employment with the Company.

The material terms of the RSUs and PSUs granted to the Named Executive Officers are described under the subsection of the CD&A titled "Long-Term Incentives."

Outstanding Equity Awards at Year-End

The following table provides information concerning unexercised stock options, unvested RSUs, and unvested dollar-denominated PSUs held by the Named Executive Officers on December 31, 2025.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)[2]	Market Value of Shares or Units of Stock that have not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)[5]
Brian Lane	—	—	—	—				
					17,366	16,207,514		
					3,488	3,256,500		
							6,696	6,250,000
							4,832	4,510,000
William George	9,000	—	42.50	03/07/2028				
					13,281	12,395,024		
					1,152	1,076,100		
							1,660	1,550,000
							1,526	1,425,000
Trent McKenna	—	—	—	—				
					3,960	3,695,828		
					786	733,700		
							1,553	1,450,000
							1,078	1,006,250
Laura Howell	—	—	—	—				
					2,437	2,274,428		
					454	425,000		
							924	862,500
							737	688,750

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)[2]	Market Value of Shares or Units of Stock that have not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)[5]
Terrence Reed	—	—	—	—				
					1,398	1,304,739		
					284	266,000		
							506	472,500
							428	400,000

(1) No Named Executive Officer held any unexercisable options as of December 31, 2025.

(2) Mr. Lane's 17,366 unvested RSUs consist of 9,148 RSUs scheduled to vest on April 1, 2026, 5,305 RSUs scheduled to vest on April 1, 2027, and 2,913 RSUs scheduled to vest on April 1, 2028, in each case, generally subject to his continued employment with the Company through the applicable vesting date.

Mr. George's 13,281 unvested RSUs consist of 2,748 RSUs scheduled to vest on April 1, 2026, 8,333 RSUs scheduled to vest on December 1, 2026, 1,478 RSUs scheduled to vest on April 1, 2027, and 722 RSUs scheduled to vest on April 1, 2028, in each case, generally subject to his continued employment with the Company through the applicable vesting date.

Mr. McKenna's 3,960 unvested RSUs consist of 2,076 RSUs scheduled to vest on April 1, 2026, 1,208 RSUs scheduled to vest on April 1, 2027, and 676 RSUs scheduled to vest on April 1, 2028, in each case, generally subject to his continued employment with the Company through the applicable vesting date.

Ms. Howell's 2,437 unvested RSUs consist of 1,268 RSUs scheduled to vest on April 1, 2026, 767 RSUs scheduled to vest on April 1, 2027, and 402 RSUs scheduled to vest on April 1, 2028, in each case, generally subject to her continued employment with the Company through the applicable vesting date.

Mr. Reed's 1,398 unvested RSUs consist of 746 RSUs scheduled to vest on April 1, 2026, 432 RSUs scheduled to vest on April 1, 2027, and 220 RSUs scheduled to vest on April 1, 2028, in each case, generally subject to his continued employment with the Company through the applicable vesting date.

The number of units in the bottom most row of this column for each Named Executive Officer relates to the PSU awards granted for the 2023-2025 performance period. The three-year average performance payout factor for the EPS component of these awards was 200%. The three-year average performance payout factor for the relative TSR component of these awards was 200%. For purposes of this table, the number of units has been determined by dividing the cash value of the portion of the awards earned based on actual performance by $933.29, the closing price of a share of Common Stock on December 31, 2025. The actual number of shares that were delivered in respect of these awards was determined by dividing the cash value of the awards earned based on actual performance by $1,408.25, the closing price of a share of Common Stock on March 23, 2026, the date when the performance was determined by the Compensation and Human Capital Committee.

(3) The market value is based on the closing price of a share of Common Stock ($933.29) as of December 31, 2025 for unvested RSUs, and is based on the actual dollar amount earned under the PSU awards for the 2023-2025 performance period, given that these awards are dollar-denominated awards.

(4) The number of shares in this column relates to outstanding PSU awards for the 2024-2026 and 2025-2027 performance periods, with the PSU awards for the 2024-2026 performance period in the bottom most row of this column for each Named Executive Officer. The number of shares underlying PSU awards is determined by calculating the market value of shares of Common Stock underlying such PSU awards assuming maximum performance is achieved, as described in more detail in footnote 5 below, divided by the closing price of a share of Common Stock ($933.29) as of December 31, 2025. The actual number of shares that will be delivered in respect of outstanding PSU awards will depend on the performance achieved for the relevant performance periods and the market value of shares of Common Stock on the date of delivery.

(5) PSU awards are denominated in dollar amounts and are settled by delivery of shares of Common Stock following the end of the applicable performance period. PSU awards are subject to both time-based and performance-based vesting and vest only to the extent that the relevant performance metrics are achieved during the applicable performance period. Thus, at any time prior to the end of the applicable performance period, the exact number of shares of Common Stock underlying unvested PSU awards is not readily identifiable. Instead, the Company has included the dollar value that a Named Executive Officer would earn under outstanding PSU awards for each of the 2024-2026 and 2025-2027 performance periods assuming achievement of maximum performance, with the dollar value for the 2024-2026 performance period in the bottom most row of this column for each Named Executive Officer.

Option Exercises and Stock Vested

The following table provides information on option exercises and stock vested in 2025 related to the Named Executive Officers and the resulting value realized.

Name	Option Awards		RSU Awards		PSU Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[3]
Brian Lane	—	—	11,012	3,573,945	7,310	2,613,544
William George	20,936	10,925,725	11,968	9,144,427	2,460	879,524
Trent McKenna	—	—	2,444	793,200	1,598	571,333
Laura Howell	—	—	1,379	447,554	782	279,588
Terrence Reed	—	—	887	287,876	552	197,357

(1) The value realized on the exercise of stock options is the difference between (a) the price at which the shares of Common Stock were sold upon exercise of the stock option on the date of exercise (or, if inapplicable due to a cash exercise, the closing price of the Common Stock on the date of exercise), and (b) the exercise price of the option.

(2) The value realized on the vesting of RSU awards is determined based on the average of the high and low price of the Common Stock on the vesting date.

(3) Represents PSUs that were earned with respect to the 2022-2024 performance period and that were settled in early 2025. The value realized on the vesting of PSU awards is calculated based on the closing price of the Common Stock on March 19, 2025, the date when the performance was determined by the Compensation and Human Capital Committee.

Pension Benefits

We currently have no defined benefit pension plans in which the named executive officers participate.

Nonqualified Deferred Compensation

We currently have no defined contribution plans in which the named executive officers participate that provide for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments Upon Termination or Change in Control

The Company maintains an Executive Severance Policy that covers the Named Executive Officers and other key employees and has entered into change in control agreements with each Named Executive Officer, as described below. Under the Executive Severance Policy, in addition to providing outplacement assistance of up to $50,000 and reimbursing former executive officers' insurance premiums for continuing COBRA coverage under the Company's policies for up to 12 months if they do not have insurance coverage available through another employer, the Company will pay a lump-sum amount equal to (i) the sum of the executive officer's current base salary plus bonus (consisting of the greater of the average annual incentive plan bonus paid during the last three years or the annual incentive plan bonus for the year of termination of employment, determined following completion of the applicable performance period pursuant to the goals established for such bonus), times (ii) the applicable multiplier set forth below, if an executive officer's employment is terminated by the Company without cause, and not due to death or disability:

- Two times such amounts for the Chief Executive Officer or the President;
- One and one-half times such amounts for the Chief Financial Officer, Chief Operating Officer, or an Executive Vice President;
- One times such amounts for the Chief Accounting Officer, Chief Legal Officer or General Counsel, and certain specified Senior Vice Presidents; and
- One-half times such amounts for any other employees who have been subject to reporting under Section 16 of the Exchange Act while employed by the Company or who have been otherwise designated by the Compensation and Human Capital Committee to participate in the plan, but not at a different participation level.

In the case of death or disability, the Executive Severance Policy provides for the Company's payment of a one-time lump-sum amount equal to the executive's annual base salary reduced by any benefits payable under Company-paid life or disability insurance policies. No amounts are paid under the policy on a voluntary termination of employment or a termination of employment by the Company for cause.

The change in control agreements with the Named Executive Officers provide severance benefits in connection with certain qualifying terminations following a change in control. Severance benefits under the change in control agreements are triggered in case of a termination of employment by the Company (or its successor) without cause or by the executive for good reason, in each case, within 12 months following the change in control event. The current change in control agreements with Messrs. Lane and George also provide for severance benefits if the executive resigns from the Company (with or without good reason) within 90 days following the change in control event. As we have previously disclosed, new change in control agreements entered into after February 2014 do not include this feature, and, as such, it is not included in either Messrs. McKenna or Reed's or Ms. Howell's change in control agreement. In addition to reimbursement of the former executive officers' insurance premiums for continuing COBRA coverage under the Company's policies for up to 12 months if they do not have insurance coverage available through another employer, these agreements provide for the Company's payment of a lump-sum amount equal to (i) the sum of the officer's current base salary plus bonus (the greater of the average incentive plan bonus paid during the last three years or annual incentive plan bonus for the year of termination of employment, determined following completion of the applicable performance period pursuant to the goals established for such bonus), times (ii) the applicable multiplier set forth below, to the Named Executive Officers upon a qualifying termination of employment within 12 months following a change in control event:

- Two times such amounts for Messrs. Lane, George, and McKenna; and
- One times such amounts for Ms. Howell and Mr. Reed.

Under the change in control agreements, Messrs. Lane and George may be entitled to so-called golden parachute excise tax gross ups in connection with change in control payments in certain circumstances. The Company eliminated the practice of providing for gross-up payments in change in control or other agreements on a going-forward basis, starting in 2013.

Under the change in control agreements, unvested equity awards held by the Named Executive Officers vest in full upon a change in control, with PSUs vesting at target levels.

Regardless of the reason for termination, the Named Executive Officers must execute a release of claims and are subject to a one-year non-compete agreement in order to receive any severance benefits under the change in control agreements or Executive Severance Policy.

As described above, holders of outstanding equity awards who meet the age and service requirements under the "Rule of 75" will, upon the holder's retirement, generally be deemed to have satisfied the continuous employment requirement for any equity award to vest, unless the equity award specifies otherwise. Pursuant to the Rule of 75, all performance-based equity awards will continue to be earned only if the applicable performance measures are satisfied and only up to a maximum of target value, but the requirement that the executive be employed by the Company at the time of vesting based on performance will be deemed to have been satisfied. As of December 31, 2025, Messrs. Lane and George satisfied the Rule of 75.

If Mr. Lane had retired on December 31, 2025, he would be deemed to have satisfied the continuous employment requirement for purposes of vesting in: (1) 17,366 RSUs, consisting of 9,148 RSUs scheduled to vest on April 1st of 2026, 5,305 RSUs scheduled to vest on April 1st of 2027, and 2,913 RSUs scheduled to vest on April 1st of 2028; and (2) if applicable performance measures are satisfied, PSUs granted in 2023 with a target value of $3,256,500, PSUs granted in 2024 with a target value of $4,510,000, and PSUs granted in 2025 with a target value of $6,250,000, each of which would vest in the year following the performance period, to the extent earned based on performance and only up to target value, on the date on which the performance is determined by the Compensation and Human Capital Committee.

If Mr. George had retired on December 31, 2025, he would be deemed to have satisfied the continuous employment requirement for purposes of vesting in: (1) 4,948 RSUs, consisting of 2,748 RSUs scheduled to vest on April 1st of 2026, 1,478 RSUs scheduled to vest on April 1st of 2027, and 722 RSUs scheduled to vest on April 1st of 2028; and (2) if applicable performance measures are satisfied, PSUs granted in 2023 with a target value of $1,076,100, PSUs granted in 2024 with a target value of $1,425,000, and PSUs granted in 2025 with a target value of $1,550,000, each of which would vest in the year following the performance period, to the extent earned based on performance and only up to target value, on the date on which the performance is determined by the Compensation and Human Capital Committee. Mr. George's one-time grant of 25,000 RSUs in November 2023 does not include any "Rule of 75" vesting provisions and, as a result, 8,333 unvested RSUs would have been forfeited upon retirement on December 31, 2025.

Summary of Potential Payments

The following table provides the lump-sum payments that would have been made to each Named Executive Officer if his or her employment had been terminated on December 31, 2025 by the Company without cause, or by reason of the Named Executive Officer's death or disability, in each case, other than in connection with a change in control.

	For Cause ($)	Death[1] ($)	Disability[2] ($)	Without Cause[3] ($)
Brian Lane	0	1,250,000	1,250,000	8,740,779
William George	0	775,000	775,000	3,528,855
Trent McKenna	0	725,000	725,000	3,239,540
Laura Howell	0	575,000	575,000	1,452,668
Terrence Reed	0	450,000	450,000	1,166,040

[1] The Company maintains life insurance for each of the Named Executive Officers in an amount equal to the Named Executive Officer's annual base salary, up to a maximum of $500,000. The death benefit contained in the Executive Severance Policy is paid net of insurance proceeds.

[2] The Company maintains disability insurance for each of the Named Executive Officers in an amount equal to the Named Executive Officer's annual base salary, up to a maximum of $500,000. The disability benefit contained in the Executive Severance Policy is paid net of insurance proceeds.

[3] Consists of two times the sum of current base salary plus bonus (the greater of the average annual incentive plan bonus paid during the last three years or the annual incentive plan bonus for the year of termination of employment, determined following completion of the applicable performance period pursuant to the goals and objectives established for such bonus) for Mr. Lane; one and one-half times such amounts for Messrs. George and McKenna; and one times such amounts for Ms. Howell and Mr. Reed. In addition, the following amounts are included in the total for each executive as an estimate of one year of COBRA premium reimbursements payable by the Company to the Named Executive Officer over the 12-month period following termination: Mr. Lane—$23,529; Mr. George—$25,655; Mr. McKenna—$22,619; Ms. Howell—$0; and Mr. Reed—$23,735. These COBRA reimbursements would be made by the Company to the Named Executive Officer, and they would cease if the Named Executive Officer obtained other insurance coverage. In no event would these COBRA premium reimbursements be paid for more than 12 months. The total amount also reflects an estimate of $25,000 for outplacement services, which services are provided for in the Executive Severance Policy in an amount not to exceed $50,000.

The following table provides the value of the accelerated vesting of equity awards that would have been received by each Named Executive Officer in connection with a change in control, and the amount of the lump-sum payout to each Named Executive Officer if his or her employment had been terminated in a qualifying termination, as described above, in connection with a change in control, assuming such change in control and qualifying termination occurred on December 31, 2025.

	Cash[1] ($)	Value of Early Vesting Equity[2] ($)	Excise Tax Gross Up[3] ($)	Total Value ($)
Brian Lane	8,715,779	23,215,764	0	31,931,543
William George	4,663,255	14,420,574	0	19,083,830
Trent McKenna	4,278,514	5,290,803	0	9,569,317
Laura Howell	1,427,668	3,262,553	0	4,690,221
Terrence Reed	1,141,040	1,906,964	0	3,048,004

(1) Consists of two times the sum of current base salary plus bonus (the greater of the average incentive plan bonus paid during the last three years or the current annual incentive plan bonus for 2025) for Messrs. Lane, George, and McKenna and one times such amounts for Ms. Howell and Mr. Reed. The amount listed also includes payments made as reimbursements for COBRA premiums for a one-year period after the change in control event; these payments would be made as reimbursements by the Company to the Named Executive Officer, and would cease if the Named Executive Officer obtained other insurance coverage.

(2) The value of the acceleration of unvested time-based RSUs is determined by multiplying the number of shares underlying the award by the closing price of a share of Common Stock on December 31, 2025 ($933.29). The value of PSUs for the 2023-2025, 2024-2026, and 2025-2027 performance periods has been determined by assuming that the awards vest and are paid out at target levels of performance.

(3) Reflects the estimated amount of the gross-up for excise taxes imposed under Section 4999 of the Code.

Equity Compensation Plan Information

The following table sets forth information about the Company's equity compensation plans as of December 31, 2025.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	180,986 [1]	$ 42.50 [2]	1,444,829
Equity compensation plans not approved by security holders	—	—	—
Total	**180,986**		**1,444,829** [3]

[1] Includes 9,000 stock options and 116,050 shares of time-vested restricted stock units that have been granted but remain unvested as of December 31, 2025, determined by treating each share underlying a stock option as one share and each share underlying such time-vested restricted stock unit awards as two shares. Additionally, 55,936 shares of Common Stock may be issued upon the achievement of certain performance conditions under outstanding PSU awards. The PSU awards are dollar-denominated and paid in shares based on the market value of the shares following the end of the performance period for such awards; for purposes of this table, the number of shares underlying outstanding PSU awards has been estimated based on current estimated achievement of the performance conditions applicable to the awards and the closing market price of the Company's stock on December 31, 2025. The Company has no other securities to be issued upon exercise of outstanding options, warrants, or rights. For additional information regarding our equity plans, see Note 15 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025.

[2] Restricted stock units and PSUs are not factored into this average.

[3] Reflects shares that are part of a fungible share plan, which means that each share granted that is not an option or a SAR is counted against the plan as two (2.0) shares.

Ratio of Chief Executive Officer Compensation to Median Company Employee Compensation

As required by SEC rules, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of our Chief Executive Officer. This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported below.

For 2025, our last completed fiscal year:

- The median of the annual total compensation of all employees of the Company (other than our Chief Executive Officer) was $67,118; and
- The annual total compensation of our Chief Executive Officer, as reported in the Summary Compensation Table included elsewhere in this proxy statement, was $10,620,815.

 Based on this information, for 2025, the ratio of annual total compensation of our Chief Executive Officer to the median of the annual total compensation of all other employees is estimated to be 158.2 to 1.

As permitted by SEC rules, in determining this ratio, we used the same "median employee" that we used for purposes of calculating our pay ratio for 2023 because there have been no changes in our employee population or employee compensation arrangements that we reasonably believe would result in a significant change to our pay ratio disclosure.

For 2023, to identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of our median employee, we took the following steps:

- We determined that, as of December 31, 2023, our employee population consisted of approximately 14,900 individuals, all of whom were located in the United States. This population consisted of all of our full-time, part-time, and seasonal employees. This population does not include independent contractors or leased workers who were engaged through an unaffiliated third-party staffing agency. We also excluded approximately 961 employees of Eldeco, Inc. and DECCO, Inc., which are companies that we acquired during 2023 in transactions that closed on February 1, 2023 and October 2, 2023, respectively.
- To identify the median employee from our employee population, we used the amount of salary, wages, bonuses, commissions, and overtime pay of our employees as reflected in our payroll records as reported to the Internal Revenue Service on Form W-2 for 2023. Because only a small portion of Company employees receive grants of equity awards, when identifying the median employee we did not take into account any amounts reported on the employees' Forms W-2 for 2023 with respect to stock option exercises or the vesting of equity awards. We also did not annualize the compensation of any individuals who were employed for less than the full calendar year.
- We identified our median employee using this compensation measure, which was consistently applied to all our employees who were included in the calculation. Since all our employees are located in the United States, as is our Chief Executive Officer, we did not make any cost-of-living adjustments in identifying the median employee.

For 2025, we calculated this same employee's compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $67,118. The difference between such employee's salary, wages, bonuses, commissions, and overtime pay reflected in such employee's Form W-2 and the employee's annual total compensation represents matching contributions by the Company to such employee's account under the Company's 401(k) Plan.

With respect to the annual total compensation of our Chief Executive Officer, we used the amount reported in the "Total" column of our 2025 Summary Compensation Table included in this proxy statement.

The Company recognizes that employees are a key asset and are vital to the Company's continued success. In addition to the Company's commitment to provide fair and equitable wages and benefits to employees, the Company also periodically conducts formal and informal surveys at all levels of the organization to gauge employee satisfaction and engagement.

Pay vs. Performance

Pay vs. Performance Table

As required by Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid, as computed under SEC rules, and certain financial performance of the Company. For more information about the Company's executive compensation program, refer to the CD&A starting on p. 33 and the compensation tables starting on p. 51. Note that for our Named Executive Officers ("NEOs") other than Mr. Lane, our principal executive officer ("PEO"), compensation is reported as an average.

| Year | Summary Compensation Table Total for PEO ($)[1] | Compensation Actually Paid to PEO ($)[2] | Average Summary Compensation Table Total for Non-PEO NEOs ($)[1] | Average Compensation Actually Paid to Non-PEO NEOs ($)[2] | Value of Initial Fixed $100 Investment Based on: | | Net Income (thousands) ($)[5] | Earnings Per Share ($)[6] |
					Total Shareholder Return ($)[3]	Peer Group Total Shareholder Return ($)[4]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	10,620,815	21,202,213	2,842,532	6,976,510	1,814.51	219.76	1,022,558	28.88
2024	8,176,738	14,549,444	2,398,730	5,142,103	821.48	182.40	522,433	14.60
2023	6,635,459	10,681,797	3,226,300	4,022,097	397.06	158.19	323,398	9.01
2022	5,386,708	6,948,812	1,616,978	1,907,821	221.05	114.87	245,947	6.82
2021	4,503,087	7,814,908	1,288,647	1,950,011	188.98	127.67	143,348	3.93

(1) Reflects the amounts of total compensation reported for Mr. Lane in column (b) and the average amounts of total compensation of the NEOs (other than Mr. Lane) in column (d), in each case, for each applicable year in the "Total" column of the "Summary Compensation Table." The NEOs included for purposes of calculating such amounts are William George, Trent McKenna, Laura Howell, Julie Shaeff (2021-2024 only), and Terrence Reed (2025 only).

(2) Reflects the amount of "compensation actually paid" to Mr. Lane reported in column (c), and the average amounts of "compensation actually paid" to non-PEO NEOs reported in column (e), for each applicable year, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amount of "compensation actually paid" is a measure calculated in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid to Mr. Lane or our other NEOs for the applicable year.

Under SEC rules, the amounts shown below were deducted and added to total compensation for Mr. Lane to determine the "compensation actually paid" for the applicable year:

Year	Reported Summary Compensation Table Total for PEO ($)	Reported Value of Stock Awards ($)[a]	Equity Award Adjustments ($)[b]	Compensation Actually Paid to PEO ($)
2025	10,620,815	(6,249,812)	16,831,210	21,202,213
2024	8,176,738	(4,509,860)	10,882,566	14,549,444
2023	6,635,459	(3,256,375)	7,302,713	10,681,797
2022	5,386,708	(2,613,579)	4,175,683	6,948,812
2021	4,503,087	(2,375,954)	5,687,775	7,814,908

(a) Reflects the amounts reported in the "Stock Awards" column of the Summary Compensation Table for the applicable year for the PEO as reflected in the table above and the average of non-PEO NEOs set forth in the table below, as applicable. These amounts reflect the aggregate grant date fair value of stock awards granted during the applicable year, as determined in accordance with ASC Topic 718, excluding the effect of estimated forfeitures.

(b) The equity award adjustments (or average equity award adjustments, as applicable) for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior year; and (vi) the dollar value of any dividends or other earnings paid on stock awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Fair Value of Outstanding and Unvested Equity Awards Granted in Same Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2025	10,741,125	7,185,889	—	(1,095,804)	—	—	16,831,210
2024	4,723,391	4,566,941	—	1,592,234	—	—	10,882,566
2023	3,676,557	3,073,436	—	552,720	—	—	7,302,713
2022	2,672,724	1,653,961	—	(151,002)	—	—	4,175,683
2021	2,618,925	2,491,617	—	577,233	—	—	5,687,775

Under SEC rules, the amounts shown below were deducted and added to total compensation for non-PEO NEOs to determine the "compensation actually paid" for the applicable year:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Average Reported Value of Stock Awards ($)[(a) above]	Average Equity Award Adjustments ($)[(b) above]	Average Compensation Actually Paid to Non-PEO NEOs ($)
2025	2,842,532	(1,083,533)	5,217,511	6,976,510
2024	2,398,730	(884,813)	3,628,186	5,142,103
2023	3,226,300	(1,896,681)	2,692,478	4,022,097
2022	1,616,978	(499,556)	790,399	1,907,821
2021	1,288,647	(434,609)	1,095,973	1,950,011

The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year ($)	Average Fair Value of Outstanding and Unvested Equity Awards Granted in Same Year ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments ($)
2025	1,861,610	2,455,755	—	900,146	—	—	5,217,511
2024	926,607	1,797,928	—	903,651	—	—	3,628,186
2023	2,004,075	581,873	—	106,530	—	—	2,692,478
2022	510,773	308,871	—	(29,245)	—	—	790,399
2021	478,976	497,219	—	119,778	—	—	1,095,973

(3) The amounts reported in column (f) represent cumulative TSR of the Company under SEC rules from December 31, 2020, the last trading day of 2020, through the last trading day for the applicable year in the table. TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(4) The amounts reported in column (g) represent the peer group TSR under SEC rules, from December 31, 2020, the last trading day of 2020, through the last trading day for the applicable year in the table, assuming reinvestment of dividends and weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the S&P 400 Capital Goods Index, consistent with the peer group used for the stock performance graph in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025. While not directly comparable, the Company believes that the S&P 400 Capital Goods Index is an appropriate trade or line of business index.

(5) The dollar amounts reported in column (h) represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(6) The amounts reported in column (i) represent the Company's earnings per share, which the Company has determined represents the most important performance measure used to link compensation actually paid to our PEO and other NEOs to the Company's performance.

Company-selected Measures

2025 Key Performance Measures Linking Performance and Executive Compensation Actually Paid:[*]

Earnings Per Share

Free Cash Flow

Relative Total Shareholder Return

* For a further discussion of how we calculate EPS, FCF, and Relative TSR, see the "Liquidity and Capital Resources" section and Notes 14 and 15 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025.

Analysis of the Information Presented in the Pay vs. Performance Table

Relationship between: (a) the compensation actually paid to the Company's PEO and (b) the average of the compensation actually paid to the Company's other NEOs to (i) the TSR of the Company.



PEO and Average Non-PEO NEO Compensation Actually Paid Versus Company TSR

Pay vs. Performance

Analysis of the Information Presented in the Pay vs. Performance Table

Relationship between: (a) the compensation actually paid to the Company's PEO and (b) the average of the compensation actually paid to the Company's other NEOs to (ii) the net income of the Company over the five years presented in the table.



Relationship between: (a) the compensation actually paid to the Company's PEO and (b) the average of the compensation actually paid to the Company's other NEOs to (iii) the Company's "Company-selected Measure," which is EPS, over the five years presented in the table.



Pay vs. Performance

Analysis of the Information Presented in the Pay vs. Performance Table

Relationship between the Company's TSR and the TSR of its chosen peer group over the Company's five fiscal years included in the Pay vs. Performance Table.

Comparison of Cumulative TSR of
Comfort Systems USA, Inc. and Peer Group



Report of the Audit Committee

The Audit Committee of the Board of Directors of the Company oversees the Company's financial reporting process on behalf of the Board of Directors. The committee is made up solely of independent directors, as defined in the applicable NYSE and SEC rules, and it operates under a written charter, amended and effective as of March 2026, and approved by the Board of Directors, which is available under the "Governance" tab on the Company's website at ***http://investors.comfortsystemsusa.com***.

Management has the primary responsibility for the financial statements and the reporting process, including the Company's internal controls. In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements in the Annual Report with management. The discussion explored the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of each of the key disclosures in the financial statements.

As part of its oversight of the Company's financial statements, the Audit Committee reviewed and discussed with management and with the Company's independent auditors, Deloitte & Touche LLP, the audited financial statements of the Company for the year ended December 31, 2025. The committee discussed with Deloitte & Touche LLP, who is responsible for expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States, such matters as are required to be discussed by *Statement on Auditing Standards No. 16, as amended (Communications with Audit Committees)*, relating to the conduct of the audit. The Audit Committee also has discussed with Deloitte & Touche LLP the auditors' independence from the Company and its management, including the matters in the written disclosures the committee received from the independent auditors, in compliance with applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and the committee has considered the compatibility of non-audit services with the auditors' independence.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The committee meets regularly with the external auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the content and quality of the Company's financial reporting. Based on the review and discussions above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2025 and for filing with the SEC.

Members of the Audit Committee
Pablo G. Mercado (Chair)
Darcy G. Anderson
Gaurav Kapoor
Franklin Myers
Constance E. Skidmore

The preceding "Report of the Audit Committee" shall not be deemed soliciting material or to be filed with the Securities and Exchange Commission, nor shall any information in this report be incorporated by reference into any past or future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent the Company incorporates it by reference into such filing.

Other Information

Compensation and Human Capital Committee Interlocks and Insider Participation

Messrs. Anderson, Hardy, Mercado, and Sandbrook, and Ms. Skidmore, none of whom is or was an officer or employee of the Company or any of our subsidiaries through 2025, served on the Compensation and Human Capital Committee during 2025. None of the Company's executive officers serve on the board of directors or Compensation and Human Capital Committee, or any other committee serving an equivalent function, of another company that employs any member of the Board.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors, officers, and persons who own more than 10% of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership with the SEC and the NYSE. Officers, directors, and greater-than-ten-percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely upon review of the copies of such reports furnished to the Company during the year ended December 31, 2025, all directors, officers, and beneficial holders of more than 10% of any class of equity securities of the Company complied with all filing requirements, except it was determined that Mr. Bulls failed to timely report via Form 4 the November contribution of common stock to a charitable donor advised fund in the amount of 800 shares.

Householding of Stockholder Materials

Some banks, brokers, and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of the Company's proxy statement or Annual Report to Stockholders may have been sent to multiple stockholders in the same household unless the Company has received contrary instructions from one or more of the stockholders. The Company will promptly deliver a separate copy of either document to any stockholder upon written request to the Company at the following address: Comfort Systems USA, Inc., Office of the General Counsel, 9753 Katy Freeway, Suite 700, Houston, Texas 77024 or upon oral request directed to the Company's Office of the General Counsel at (713) 830-9600. Any stockholder who wants to receive separate copies of the annual report and proxy statement in the future, or who is currently receiving multiple copies and would like to receive only one copy for his or her household, should contact the stockholder's bank, broker, or other intermediary, or contact the Company by writing to the above address or by oral request at the above telephone number.

Certain Relationships and Related Transactions

In March 2011, the Board adopted a written Related Person Transactions Policy that codifies the Company's policies and procedures regarding the identification, review, consideration, and approval or ratification of "related person transactions." For purposes of this policy only, a "related party transaction" is a transaction, arrangement, or relationship (or any series of similar transactions, arrangements, or relationships) in which the Company and any "related person" are, were, or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation directly paid to a Named Executive Officer or director for services provided directly to the Company in their role as an employee or director shall not be considered related person transactions under the policy. A "related person" is any executive officer, director, or more than 5% stockholder of the Company, including any immediate family members of such persons, and any entity owned or controlled by such persons.

Under the Company's Related Person Transactions Policy, where a transaction has been identified as a potential related person transaction, the Company's management shall present such potential related person transaction to the Audit Committee for review, consideration, and approval or ratification. The presentation shall include all information reasonably necessary for the Committee to determine the benefits of the related-party transaction and whether the related-party transaction is commercially comparable to an otherwise unrelated transaction of similar nature and management's recommendation related thereto. This process is to be used for both approvals as well as ratifications under the policy.

The Audit Committee, in approving or rejecting the proposed related person transaction, considers all the relevant facts and circumstances deemed relevant by and available to the Audit Committee, including, but not limited to (i) the risks, costs, and benefits to the Company, (ii) the impact on a director's independence in the event the related person is a director, immediate family member of a director, or an entity with which a director is affiliated, (iii) the terms of the transaction, (iv) the availability of other sources for comparable services or products, and (v) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. The Audit Committee approves only those related-party transactions that, in light of known circumstances, are in, or are not inconsistent with, the Company's best interests and those of the Company's stockholders, as the Audit Committee determines in the good faith exercise of its discretion. The Audit Committee approved the following related party transactions for fiscal year 2025: Gaurav Kapoor, a member of the Company's Board of Directors, is the Chief Financial & Operations Officer of AECOM, an infrastructure consulting firm delivering professional services throughout a construction project lifecycle. The Company's subsidiaries occasionally engage AECOM for services in the ordinary course of business. The total for all payments to AECOM by the Company or its subsidiaries was less than $250,000 in 2025. Mr. Kapoor was not involved in the decision-making process for any of the transactions with the Company's subsidiaries.

From time to time, the Company or its subsidiaries may have employees who are related to our executive officers or directors. The Company employed no such persons in 2025.

See the subsection above titled "Compensation and Human Capital Committee Interlocks and Insider Participation" for other information required to be disclosed here.

Interest of Certain Persons in Matters to Be Acted Upon

The Named Executive Officers and directors of the Company do not have any substantial interest in the matters to be acted upon at the Annual Meetings, other than in their roles as officers or directors of the Company.

Stockholder Proposals for the 2027 Annual Meeting

Stockholders who wish to present proposals for inclusion in the Company's proxy materials for the 2027 Annual Meeting of Stockholders may do so by following the procedures prescribed in Rule 14a-8 under the Exchange Act. To be eligible, the stockholder proposals must be received by the Company at its principal executive offices on or before December 10, 2026.

Under the Company's current Bylaws, proposals of business and nominations for directors, other than those to be included in the Company's proxy materials following the procedures described in Rule 14a-8, may be made by stockholders entitled to vote at the meeting if notice is timely given and if the notice contains the information required by the Bylaws. In accordance with the Company's Bylaws, to be considered timely a proposal or nominations submitted for consideration at the 2027 Annual Meeting of Stockholders must be received by the Company at its principal executive offices no later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the 2026 Annual Meeting of Stockholders. The Bylaws also contain procedures for regulation of the order of business and conduct of stockholder meetings, the authority of the presiding officer, and attendance at such meetings.

Other Business

The Board knows of no business to be brought before the Annual Meeting that is not referred to in the accompanying Notice of Annual Meeting. Should any such matters be presented, the persons named in the proxy intend to take such action in regard to such matters as in their judgment seems advisable, subject to the NYSE's rules on the exercise of discretionary authority.

Form 10-K and Annual Report to Stockholders

A copy of the Company's Annual Report to Stockholders, which includes the Annual Report on Form 10-K, filed with the SEC, accompanies this proxy statement.



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